This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 30, 2020 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Sancai Holding Group Ltd

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 6 Fengcheng Second Road, Room 401

Xi’an Economic and Technological Development Zone

Xi’an, Shaanxi Province, People’s Republic of China 710000

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

+86-021-52212192

 (Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq.

Mengyi “Jason” Ye, Esq.

Yarona L. Yieh, Esq.

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

+1-212-588-0022 – telephone

+1-212-826-9307 – facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be registered	Proposed maximum offering price per unit		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(1)
Ordinary shares, par value $1.00 per share(2)	[●]	$	[●]	$	[●]	$	[●]
Underwriter Warrants(3)	—		—		—		—
Ordinary shares, par value $1.00 per share underlying Underwriter Warrants(3)	—		—		—		—
Total				$	[●]	$	[●]

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	The Registrant will issue to [●] (the “Underwriter”) warrants to purchase a number of ordinary shares equal to an aggregate of percent ([●]%) of the ordinary shares (the “Underwriter Warrants”) sold in the offering. The exercise price of the Underwriter Warrants is equal to [●]% of the offering price of the ordinary shares offered hereby. Assuming an exercise price of $ [●] per share, we would receive, in the aggregate, $[●] upon exercise of the Underwriter Warrants. The Underwriter Warrants are exercisable within [●] years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 30, 2020

Sancai Holding Group Ltd

[●] ordinary shares

This is an initial public offering of ordinary shares with $1.00 par value per share of Sancai Holding Group Ltd Co., Ltd., a Cayman Islands company. Prior to this offering, there has been no public market for our ordinary shares. We expect the offering price of our ordinary shares to be $[●] per share. We plan to apply to list our ordinary shares on Nasdaq Capital Market under the symbol “[●]”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 7.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$	$	$
Underwriting Discounts and Commissions(1)	$	$	$
Proceeds to Us, Before Expenses(2)	$	$	$

(1)	We have agreed to give our underwriter, [●] (the “Underwriter”), a discount equal to [●] percent ([●] %) of the gross proceeds from the sales of securities in the Public Offering (the “Public Offering Price”) as well as warrants equal to [●] percent ([●]%) of the shares issued in the Offering (the “Underwriter Warrants”). The Underwriter Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than [●] years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The Underwriter Warrants are exercisable at a per share price of $[●], which is [●]% of the Public Offering Price. The Underwriter Warrants are also exercisable on a cashless basis. We also have agreed to reimburse the underwriters for certain of their out-of-pocket expenses. See “Underwriting” for a description of these arrangements.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Related to This Offering”.

This offering is being conducted on a firm commitment basis. The Underwriter has agreed to purchase and pay for all of the ordinary shares offered by this prospectus if they purchase any ordinary shares. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the ordinary shares to be offered by us pursuant to this offering (excluding ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, the total underwing discounts payable will be $[●] based on an offering price of $[●] per ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●]. The underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on page 97.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[UNDERWRITER’s LOGO]

The date of this prospectus is June 30, 2020.

Neither we nor the Underwriter have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our ordinary share only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company” and “our” refer to

●	Sancai Holding Group Ltd (“Sancai Holding” when individually referenced), a Cayman Islands exempted company;

●	Sancai Limited (“Sancai Seychelles” when individually referenced), a Seychelles company and a wholly-owned subsidiary of Sancai Holding;

●	Sancai International Holding Limited (“Sancai HK” when individually referenced), a Hong Kong company and a wholly-owned subsidiary of Sancai Seychelles;

●	Xi’an Minglan Management Co., Ltd. (“Sancai WFOE” when individually referenced), a PRC company and a wholly owned subsidiary of Sancai HK;

●	Sancaijia Co., Ltd. (“Sancaijia” when individually referenced), a PRC company and a variable interest entity (VIE) contractually controlled by Sancai WFOE;

●	Sancaijia Technology Co., Ltd. (“Sancaijia Technology” when individually referenced), a PRC company and a 100% owned subsidiary of Sancaijia;

●	Sancai Real Estate Co., Ltd. (“Sancai Real Estate” when individually referenced), a PRC company and a 100% owned subsidiary of Sancaijia;

●	Xi’an Dacai Management Consulting Co., Ltd. (“Xi’an Dacai” when individually referenced), a PRC company and a 100% owned subsidiary of Sancaijia; and

●	Shanghai Wenxu Information Technology Co., Ltd. (“Shanghai Wenxu” when individually referenced), a PRC company and a 100% owned subsidiary of Sancaijia.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. All reference to “HKD” is to Hong Kong dollars. The relevant exchange rates are listed below:

	2019	2018
Year end RMB: US$ exchange rate	7.1360	6.8665
Annual average RMB: US$ exchange rate	6.8673	6.5124
Year end HKD:US$ exchange rate	7.7872	7.8340
Annual average HKD:US$ exchange rate	7.8346	7.8370

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

Since inception, we have focused on residential property rental industry. Prior to July 2019, we leased residential properties from individual property owners on a long-term basis, renovate and furnish such properties in a clean and modern manner, and rent them out to individual tenants. As of June 30, 2019, we leased 11,434 properties from property owners. During this period, we see the demands for and opportunities of a system that connects landlords, tenants, and service providers efficiently and combines management of internal operations and logistics with management of customers acquisition and development. We recruited a group of software engineers and invested in the development of a system that serves landlords in property rental transactions. Our operation and experience in the residential rental industry enabled us to identify challenges and implement solutions in our own software. Finally, in July 2019, we launched SanCaiJia, our Software-as-a-Service (SaaS) solutions.

Our SanCaiJia solutions aim to serve the real estate rental industry and household service providers. Our clients include individual property owners, real estate management companies, leasing companies, real estate agency companies, apartment companies, decoration and renovation companies. Customers of our clients have access to the software to view and connect with the agents to sign documents, pay rents, report repairs, etc. Our SanCaiJia solutions also provide a platform that connects businesses with each other, and with other essential business resources to facilitate their business expansion horizontally and vertically.

Our SanCaiJia solutions allowed us to expand quickly without investing heavily in real estate. We typically charge an annual subscription fee ranging from 1% to 5% of the transaction processed through our platform. On July 1, 2019, we terminated or transferred leases of 10,167 properties. We continue to serve most of these landlords through our SanCaiJia solutions. We maintained leases of 1,267 properties, all located in major cities with high population mobility and high demand for residential rental and are listed on our platform.

Our SanCaiJia solutions are powered by big data, artificial intelligence, mobile Internet and location based service (LBS) to help businesses in the household service industry improve efficiency, reduce operating costs, broaden their scope of services, and facilitate the digital upgrades. The solutions can be accessed through seven segments: customer acquisition, transaction, settlement, customer management, employee management, data analysis, and supply chain service. This moves their traditionally offline businesses online.

In addition to providing the infrastructure to facilitate transactions and to manage customers and employees, we provide customized products and solutions that help landlords, property management agents, and real estate brokers enhance the efficiency of their overall operations and achieve more online.

Our Solutions

●	Software as a Service. Our SanCaiJia solutions is a one-stop shop that allows users to manage their operations, employees, and customers in one system. We help reduce manual errors, lower operating expenses, and improve efficiency.

●	Software as a Solution. Our SanCaiJia solutions utilize big data compiled during our course of business and artificial intelligence analysis. The system prioritizes and recommends the most efficient option for the users. Our SanCaiJia solutions also function as a platform for users to connect and build business relationships.

●	Software as a Standard. We have produced a standardized set of documents, information and algorism that is applicable and highly adaptable to most clients. The system can also be customized to suit different industries and specific needs.

Our Products and Services

Our Software

We provide enterprise resource planning software and a vibrant ecosystem and self-reinforcing platform for landlords, property management agents, real estate brokers and household service providers, that simplify and automates complex back-office operations.

Users and Marketplace Participants

Real Estate Businesses

Landlords, real estate agencies and property management companies are our main clients. Our SanCaiJia solutions allow them to manage customers, transactions, employees, business relationships in one system. Currently, we mainly serve small- to medium-sized businesses. Because of the transaction efficiency achieved through the SanCaiJia solutions, we continue to attract new businesses to use our software. As of September 30, 2019, we had 17,056 active users representing landlords using our software to manage their business relationships and operations.

Renters

We continue to attract renters to use our software, mainly through the real estate business clients. As of September 30, 2019, we had 16,374 active renters using our software to manage their lease and rent payments. As of May 30, 2020, we had 45,544 active renters using our software to manage their lease and rent payments.

Other Services Providers

We continue to expand our partnership with other household services providers to further enhance our ecosystem and add value to the main participants of our platform. For example, users can find decoration and renovation companies, cleaning and maintenance services, and maternity and childcare agencies on our platform.

Our website

Our main website, www.sancaijia.com, is one of the ways that potential market participants can apply to list their properties or businesses on our platform. Once we receive an application, a customer service representative will reach out to verify identity, business license, ownership, and other information,

“SanCaiJia” mobile application

Our mobile application provides users with access to our system on the go. Business clients can manage business development, contracts, accounting and other customized contents through the mobile application. Renters can review leases, pay rent, contact landlord, and gain access to other customized services using the mobile application.

WeChat Official Account

We maintain an official account “Sancaijia” on WeChat, through which we promote our brand and services and interact with users to provide customer services and collect feedback.

Our Services

We offer two categories of services to help our clients conduct their business more effectively through our platform: SaaS services and transaction facilitation services.

SaaS

Our SaaS system includes seven segments, which are customer acquisition, settlement, customer management, employee management, transaction, data analysis, and supply chain service. The SaaS system provides great depth and breadth of functionality and effectively manage manages clients’ business data, communications, operations and other business processes. As a result, clients will be able to better use of resources, lower cost of operations, easier document handling, less processing time as well as higher logistics and compliance connectivity and efficiency.

Through our enterprise resource planning software, businesses can see their employees’ schedules and workloads, track progress in every transaction and allocate resource to different projects as necessary. Businesses can use our standardized lease or upload their own contracts for renters to view and sign through our software. Invoices will be automatically generated online so that the records are clear for the renters as well as the businesses.

Transaction Facilitation Services

We facilitate real estate and other household service transactions on our platform by connecting businesses with each other. The value-added services further facilitate transactions and thus contribute to the overall transaction volume through our platform. For example, through our mobile app, renters can pay rents, report repairs with the landlords, and find third-party cleaning services. Prices of all third-party services are published, making price more transparent and transactions faster and easier.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

●	reduced disclosure obligations regarding compensation of directors and executive officers in our periodic reports, proxy statements and registration statements; and

●	a delay in adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as compensation of directors and executive officers;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

Implication of Being a Controlled Company

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules our majority shareholder, Fancy Dream Limited owns and holds more than 50% of our outstanding ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering.

Corporate Information

Our principal executive office is located No. 6 Fengcheng Second Road, Room 401, Xi’an Economic and Technological Development Zone, Xi’an, Shaanxi Province, People’s Republic of China 710000. The telephone number of our principal executive offices is +86-021-52212192. Our registered agent in Cayman Islands is Sertus Incorporations (Cayman) Limited. Our registered office and our registered agent’s office in Cayman Islands are both at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent of service in the United States is [●]. We maintain a website at www.sancaijia.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We are a Cayman Islands exempted company limited by ordinary shares. Our current corporate structure is as follows:

The Offering

Shares Offered:	[●] ordinary shares (excluding the over-allotment discussed below)

Shares Outstanding Prior to the Offering:	[●] ordinary shares

Shares to be Outstanding after the Offering:	[●] ordinary share

Assumed Offering Price per ordinary share:	$[●] per ordinary shares

Gross Proceeds:	Approximately $[●]

Nasdaq Capital Market Symbol:	“[●]”

Transfer Agent:	[●]

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

Closing of Offering:	The offering contemplated by this prospectus will close or terminate, as the case may be, upon the earlier of: (i) a date mutually acceptable to us and the Underwriter (ii) [●], 2020. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before [●], 2020). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved.

Use of Proceeds:	We intend to use the proceeds from this offering for software research and development and business expansion. See “Use of Proceeds” for more information.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Selected Financial Information

In the table below, we provide you with historical selected financial data for the years ended September 30, 2019 and 2018. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For Fiscal Year Ended September 30,
	2019	2018
	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$18,400,399	$4,091,835
Cost of Sales	$(22,907,383)	$(3,588,484)
Gross profit	$(4,466,984)	$503,351
Total Operating expenses	$(6,517,037)	$(2,142,293)
Operating loss	$(10,984,021)	$(1,638,942)
Total other income (expenses)	$19,593,053	$146,259
Provision for income taxes	$(2,151,374)	$-
Net income (loss)	$6,457,658	$(1,492,683)
Total comprehensive income (loss)	$6,275,295	$(1,414,016)
Earnings per share, basic and diluted	$129.15	$(29.85)
Weighted average ordinary shares outstanding	50,000	50,000
Balance sheet data
Current assets	$13,280,198	$6,166,990
Total assets	$25,584,072	$29,014,247
Total liabilities	$20,923,451	$30,628,921
Total equity	$4,660,621	$(1,614,674)

RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

Founded in December 2017, we have a limited operating history in the software-as-a-service industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

We have experienced rapid growth in recent periods. In the fiscal years ended September 30, 2018 and 2019, our revenue was $4,091,835 and $18,400,399, respectively. Our revenue growth has primarily been driven by the introduction and expansion of our solutions to address businesses' growing needs for technology solutions. Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. If the demand for online residential real estate rental services does not develop as we expect, or if we fail to continue to address the needs of landlords, property management agents, and other market participants or attract additional marketplace users, our business and financial conditions may be materially adversely affected.

In addition, we may not be able to effectively manage our growth. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

The lease term with property owners is longer than the lease term with tenants, which subjects us to risk of fluctuations in market rent and vacancy risk, and could adversely affect our business, financial condition and results of operations.

For our residential rental operation, the long-term nature of our leases with our property owners and the relatively shorter terms of our leases with the tenants, may subject us to certain risks. We generally enter into three- to five-year leases with property owners and one-year leases with tenants. Due to the mismatch between the lease terms with property owners, on the one hand, and tenants, on the other hand, our revenues may be materially and adversely affected if a decline in market rental rates renders us unable to rent out our apartments to our tenants at rental rates higher than what we pay to the property owners. Additionally, since the lease terms of our tenants are shorter than those of the property owners, we may be subject to vacancy risk if the tenants do not renew their leases or if we fail to find new tenants to cover the remainder of the lease terms of our leases with the property owners. We may also need to incur sales and marketing expenses to acquire succeeding tenants.

Early termination or breach of the leases by a significant number of property owners may negatively affect our business, financial condition and results of operations.

Property owners may terminate the lease agreements with us before the end of their terms for various reasons. If the lease with a property owner is terminated before expiration or if a property owner breaches the lease, making the apartment no longer available, we would have to terminate our lease with the relevant tenant. We may incur additional costs and expenses and may cause resident dissatisfaction. In addition, although our leases generally provide that property owners shall pay a penalty to us for early termination, the penalty may not be sufficient to cover our loss or may be lowered if the court deems the penalty prescribed under our lease agreements to be unfair. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition would be materially and adversely affected if a significant number of our property owners seek early terminations.

If our tenants seek early termination of their leases or fail to meet their obligations under their leases, our business, results of operations and financial condition may be materially and adversely

Our tenants may seek early termination of their leases or fail to meet their obligations in connection with the leases. If a tenant defaults on his/her payment obligations and fails to cure the default within the applicable grace period, we may terminate the lease and repossess the property pursuant to the lease and relevant PRC laws. In the event of lease breach or early termination, we may not be able to find a new tenant to fill the vacancy in a timely manner, under the same terms or at all, and the security deposit or penalty of the defaulting tenant may not be sufficient to cover our losses for the period in between the leases. Our business, results of operations and financial condition would be adversely affected if a significant number of our tenants seek early termination or fail to meet their obligations in connection with the lease.

In addition, tenants may use our properties for illegal purposes or engage in illegal activities in our properties, damage or make unauthorized structural changes to our properties, refuse to leave the properties upon default or termination of the lease, disturb nearby residents with noise, trash, odors or eyesores, sublet in violation of our lease or permit unauthorized persons to live in our properties. Although we have the right to terminate the leases under such circumstances and the residents are responsible for damages caused by their wrongful conduct, we may still suffer from negative impact on our business and reputation. Damage to our properties may delay re-leasing, necessitate expensive repairs or impair the rental income of the properties resulting in a lower than expected rate of return.

If the market for our SaaS solutions develops more slowly than we expect, our operating results would be adversely affected.

The market for business software that is delivered as software-as-a-service, or SaaS, is less mature than traditional on-premises software applications, and the adoption rate of SaaS business software may be slower among customers in business practices requiring highly customizable application software. Our success will depend to a substantial extent on the widespread adoption of SaaS business software in general, but we cannot be certain that the trend of adoption of SaaS solutions will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating legacy software into their businesses over time, and some have been reluctant or unwilling to migrate to SaaS. It is difficult to predict customer adoption rates and demand for our solutions, the future growth rate and size of the SaaS business software market or the entry of competitive applications. The expansion of the SaaS business software market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. If SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand for SaaS business software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and solutions or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

To grow our business, we must achieve a high level of customer satisfaction and contract renewals, extend our relationships with existing customers over time and sell our solutions to new customers.

Most of our customer contracts are renewed on an annual basis. For our business to succeed we must achieve a high level of customer satisfaction so that our customers will renew their contracts with us and increase their utilization of the solutions they purchase from us. This requires that our solutions perform up to customer expectations and customers achieve the return on investment that they expect. Even if our products perform to specifications, customers may choose not to renew or to cancel early. Our success also depends on our ability to extend our relationships with existing customers, both by growing their utilization of solutions they have purchased and by selling additional products in our solution suites. Finally, our ability to achieve significant revenue growth also depends on our ability to attract new customers.

Our ability to generate customer renewal, customer expansion and new customer sales depends on many factors, including customer satisfaction with the performance of our solutions, the prices of our solutions and competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions and reductions in customer spending levels generally. Our success with customers also depends on our ability to maintain a consistently high level of customer service and technical support to retain existing customers and attract new customers. If we are unable to hire and train sufficient support resources to provide adequate and timely support to our customers, our customers’ satisfaction with our solutions will be adversely affected. To the extent that our customers do not renew their contracts, terminate early or renew on less favorable terms or if our efforts to sell additional solutions to existing customers or new customers are not successful, our revenues may decline and our operating results could be adversely affected. The success of new solutions and enhancements of existing solutions depends on many factors, including timing, quality, and market acceptance. Any new solutions that we develop may contain errors or defects or may not achieve the broad market acceptance necessary to generate sufficient revenues. If we are unable to successfully enhance our existing solutions to meet customer requirements, increase adoption and usage of our solutions or develop new solutions, our business and operating results will be adversely affected.

Our business is susceptible to changes in China's national economic conditions and real estate market, particularly residential rental market.

Our business depends substantially on conditions of China's real estate market, particularly the residential rental market. Demand for residential rental properties in China has grown steadily in recent years, primarily driven by favorable trends in residential rental market, including increase in rural-to-urban migration resulting from continued urbanization, high residential property prices in tier 1 and tier 2 cities, changes in the consumption habits of young people who tend to prefer renting over purchasing properties, consumption upgrade leading to demand for better living experience and services, and favorable government policies supporting the growth of residential rental market. However, there is no assurance that such favorable trend could sustain. Any severe or prolonged slowdown in China's economy, any slowdown or discontinuation of urbanization in our target markets, or any changes in government policies that restrain the development of residential rental market may materially and adversely affect our business, financial condition and results of operations. Economic downturn in China at large or in the cities we operate in could also result in a reduction of available properties we could source from as fewer people may purchase properties for investment purpose or some property owners may have to sell their properties for liquidity. In addition, in the event of recession, our potential residents or existing residents may choose cheaper rental options due to budget constraint, or we may have to reduce our rent to prevent resident attrition, which may result in our rent expense exceeding our revenues and would adversely affect our business, financial condition and results of operations.

We are subject to evolving regulatory requirements; if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

Many aspects of our business, including the provision of technology services and the collection and processing of transaction data, are subject to supervision and regulation by various governmental authorities in China. In addition, as we continue to expand the solutions on our platform, we may be subject to new and more complex regulatory requirements. We are also required to comply with applicable laws and regulations to protect the privacy and security of our customers' information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition, and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

The PRC regulatory framework governing computer technology and internet services is unclear and evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition, and results of operations may be materially and adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major vendors in each period to be those customers that accounted for more than 10% of our revenue in such period. We had one such major customer for the fiscal year ended September 30, 2019 that accounts for 50.66% of our revenue for that fiscal year. As the majority of our revenues are driven by subscription fee of our software, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We cannot assure you that we will be able to obtain capital in the future to meet our capital requirements to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

Our growth strategies may encounter many obstacles, including, but not limited to, increased competition from similar businesses, unexpected costs, and costs associated with marketing efforts. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

Our intellectual property rights are important to our business. We rely on a combination of confidentiality procedures and contractual provisions to protect our intellectual property rights. As of the date of our prospectus, we had 29 registered trademarks, 3 registered copyright of works and 7 registered software copyrights in China. We are licensed to use 2 trademarks in China.

We enter into confidentiality agreements with some of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The SaaS industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different services to enhance user experience. We continue to invest significant resources in our developing and enhancing our existing products as well as to introduce new services that will attract more participants to our platform. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition, and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through word of mouth and internet promotions. It is likely that our future marketing efforts will require us to incur significant additional expenses to include print media and video advertising. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations and financial condition.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

A lack of insurance could expose us to significant costs and business disruption.

Neither we nor our subsidiaries maintain any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our IT infrastructure is currently deployed, and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. There can be no assurance that our internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business and financial and operating performance could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV).  As a result of the on-going COVID-19 pandemic, we have experienced and may continue to experience slowdown and temporary suspension in operation. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect overall economic environment and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Sancaijia, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2019), which was promulgated on June 30, 2019 and implemented on July 30, 2019, and such major foreign investor in a Foreign-Invested Telecommunications Enterprise must have experience in providing value-added telecommunications services, or VATS, and maintain a good track record in accordance with the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (revised in 2016), and other applicable laws and regulations.

We are a company incorporated under the laws of the Cayman Islands, which is classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise (WFOE) in the PRC is considered as a foreign-invested enterprise. Accordingly, our PRC subsidiary is not eligible to operate VATS business in China. To comply with PRC laws and regulations, we conduct our VATS business in the PRC through our consolidated VIE, Sancaijia Co., Ltd. In February 2020, Sancai WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure” for further details.

In the opinion of B&D Law Firm, our PRC legal counsel, each of the contractual arrangements among Sancai WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in our VIE’s shareholding structure. If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our VATS business. Furthermore, if we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating licenses of Sancai WFOE or our VIE;

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions among Sancai WFOE, our VIE and its subsidiaries;

●	imposing fines, confiscating the income from Sancai WFOE, our VIE or its subsidiaries, or imposing other requirements with which we or our VIE may not be able to comply;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with Sancaijia, our consolidated variable interest entity and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Sancaijia and its shareholders to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, Sancaijia and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Sancaijia, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Sancaijia, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Sancaijia, and its shareholders of their obligations under the contracts. The shareholders of Sancaijia may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Sancaijia. Although we have the right to replace any shareholder of Sancaijia under their respective contractual arrangements, if any shareholder of Sancaijia is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by Sancaijia, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with Sancaijia, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Sancaijia, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in our VIE, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized the individual appointed by Sancai WFOE to exercise their rights as a shareholder of the relevant VIE. If our VIE, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Sancaijia were to refuse to transfer their equity interest in Sancaijia to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of Sancaijia, our consolidated variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have potential conflicts of interest with us. The interests of shareholders of Sancaijia may differ from the interests of our company as a whole, as what is in the best interests of our VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. These shareholders may breach, or cause Sancaijia to breach, the existing contractual arrangements we have with them and Sancaijia, which would have a material adverse effect on our ability to effectively control Sancaijia and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Sancaijia to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We, however, could, at all times, exercise our call options under the exclusive call option agreement to cause them to transfer all of their equity interest in our VIE to Sancai WFOE and/or any other entity or individual so designated by Sancai WFOE as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, Sancai WFOE could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the shareholder voting proxy agreement, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Sancaijia, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Sancaijia, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or Sancaijia owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Sancai WFOE, our wholly-owned subsidiary in China, Sancaijia, our consolidated variable interest entity in China, and the shareholders of Sancaijia, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Sancai WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Sancaijia for PRC tax purposes, which could in turn increase its tax liabilities without reducing Sancai WFOE’s tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Sancaijia for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by Sancaijia, our consolidated variable interest entity, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Sancaijia, our consolidated variable interest entity, holds certain assets that are material to the operation of our business, including intellectual property .. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event Sancaijia’s shareholders breach these contractual arrangements and voluntarily liquidate Sancaijia, or Sancaijia declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Sancaijia undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiary, which is a limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though the these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On June 30, 2019, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the Negative List (Edition 2019). The latest version of the Negative List (Edition 2020) was issued on 23 June 2020, which will take effect on 23 July 2020 and supersede the previous lists. See “Regulations—Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.” The value-added telecommunications services that we conduct through our consolidated VIE is subject to foreign investment restrictions/prohibitions set forth in Negative List (Edition 2020). It is unclear whether any new “negative list” to be promulgated or amended under the PRC Foreign Investment Law will be different from the foregoing lists that already exist. And it is uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet information services industries in China are highly regulated by the PRC government. The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online marketplace, operated by our consolidated variable interest entity, Sancaijia, may be deemed to be providing commercial internet information services, which would require Sancaijia to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. Sancaijia, our PRC consolidated variable interest entity is in the process of applying for an ICP and EDI license as an internet information provider. There can be no assurance that we will be able to obtain the ICP and EDI license in the near future. Given the ambiguity of PRC laws and regulations, we cannot predict the impact of any delay or failure on our financial conditions and results of operations. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Sancaijia will be required to obtain a separate operating license in addition to the ICP and EDI License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for mobile applications in the future.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Sancaijia owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. If, after obtaining its ICP license, Sancaijia fails to comply with the requirements for ICP license holders and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against Sancaijia, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiary, the VIE and subsidiaries of the VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary, the VIE and subsidiaries of the VIE are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites and mobile applications.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and the closure of the concerned websites and applications. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

Although we attempt to monitor the illicit content posted by users in our marketplace, we may not be able to effectively control or restrict illicit content (including comments as well as pictures, videos and other multimedia content) generated or placed in our marketplace by our users. To the extent that PRC regulatory authorities find any content displayed in our marketplace inappropriate, they may require us to limit or eliminate the dissemination of such information in our marketplace. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. If this were to happen, our business and results of operations would be materially and adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiary, our VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to our VIE and our PRC subsidiary, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiary may use its income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or our VIE or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi's daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars.

To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. As a result, our financial condition and results of operations may be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches of the SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who indirectly hold shares in the Company and who are known to us as being PRC residents have completed initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel, B&D Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as SAT Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Regulation — Regulations on Tax — PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company or any British Virgin Islands or Hong Kong subsidiary is a PRC resident enterprise for enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. We will also be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, and non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC shareholders will be regarded as income from sources within the PRC and whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC, in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiaries.

We are a holding company incorporated in the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and four conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Under the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. However, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, that the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”.

In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or SAT Public Notice No.60, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In October 2019, the State Administration of Taxation (SAT) issued the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits (SAT Public Notice No.35), which took effect on January 1, 2020, while SAT Public Notice No.60 will be abolished at the same time. SAT Public Notice No.35 stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2018, 2019 and September 30, 2019, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiary for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to the SAT Bulletin 7, an "indirect transfer" of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Bulletin 7 does not apply to income derived by a non-resident enterprise from indirect transfer of taxable assets in PRC through buying and selling the equity securities of the same listed overseas enterprise on the open market.

On October 17, 2017, SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 37 and SAT Bulletin 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China's overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

On October 28, 2010, the SCNPC promulgated the Law on Social Insurance of the PRC, effective on July 1, 2011 and was last amended in December 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002. Companies registered and operating in China are required under the Law on Social Insurance of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines. See “Regulations-Regulations on Labor Protection” .

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations, and we may thus be subject to related penalties, fines or legal fees. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiary, the VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, the VIE and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, or the VIE or its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of our PRC subsidiary, the VIE and its subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruptions in our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC subsidiary, the VIE and its subsidiaries, we or our PRC subsidiary, the VIE or its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative's fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our offices being used in China, and most of our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

Most of the ownership certificates or other similar proof of ownership of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements.

We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our offices or processing workshops in a timely manner, our operations may be interrupted.

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares

We are an “emerging growth company”, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding compensation of directors and executive officers in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on compensation of directors and executive officers and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “foreign private issuer”, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed compensation of directors and executive officers. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.  As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock”, which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the Underwriter based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. [●]ordinary shares will be outstanding immediately after this offering, if the firm commitment is completed. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale”.

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our ordinary shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the ordinary shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution”.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

After deducting the underwriting discount and estimated offering expenses payable by us, we expect to receive net proceeds of approximately $[●] from this offering.

Offering
Gross proceeds	$
Underwriting discounts and commissions ( % of gross proceeds)	$
[Underwriting non-accountable expenses ( % of gross proceeds)]	$
Miscellaneous underwriting expenses	$
Other offering expenses	$
Net proceeds	$

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
Software research and development	$	[(40	)]%
Market expansion		[(60	)]%
Working capital
Total	$

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under section 37(3)(f) of the Companies Law of Cayman Islands law, we may only pay dividends (A) out of profits, (B) out of our share premium account, if we passes the solvency test, which requires us to be solvent and be able to pay our debts as they fall due in the ordinary course of business before and after the dividend payment), (C) out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase, or (D) out of capital if (i) it is authorized by our articles of association and (ii) provided that we passed the solvency test.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in China — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation on Dividend Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019 on a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $[●] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital”.

Offering ([●] ordinary shares)

U.S. Dollars

As of September 30, 2019
		Actual		Pro Forma as Adjusted(1)
Shareholders’ Equity
Ordinary shares, $1.00 par value, 50,000 shares authorized, 50,000 shares issued and outstanding		[●]		[●]
Additional paid-in capital		[●]		[●]
Statutory reserve		[●]		[●]
Retained earnings		[●]		[●]
Accumulated other comprehensive loss		[●]		[●]
Non-controlling interests		[●]		[●]
Total shareholders’ equity		[●]		[●]
Total Capitalization		[●]		[●]
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$	[●]	$	[●]

(1)	Reflects the sale of ordinary shares in this offering (excluding any ordinary shares that may be sold as a result of the underwriters exercising their over-allotment option) at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $[●].

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary shares and the pro forma as adjusted net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at September 30, 2019 was $[●] or approximately $[●] per ordinary share. Net tangible book value per ordinary share as of September 30, 2019 represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

After giving effect to the sale of [●] ordinary shares in this offering at the assumed initial public offering price of $[●] per ordinary share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2019 would have been $[●], or $[●] per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[●] per ordinary share to existing investors and immediate dilution of $[●] per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing firm commitment offering assumptions.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per ordinary share	$	[●]	$	[●]
Net tangible book value per ordinary share as of September 30, 2019	$	[●]	$	[●]
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$	[●]	$	[●]
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	[●]	$	[●]
Dilution per ordinary share to new investors in this offering	$	[●]	$	[●]

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2019 after this offering by approximately $[●] per ordinary share, and would increase (decrease) dilution to new investors by $[●] per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $[●], the increase in net tangible book value per ordinary share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $[●].

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
FIRM COMMITMENT OFFERING
Existing shareholders (1)	[●]	[●]	%	$	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
Total	[●]	[●]	%	$	[●]	[●]	%	$	[●]

(1)	Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our History

We commenced our operations in China through Sancai Real Estate Co., Ltd. in December 2017. In July 2019, we incorporated Sancai Holding Group Ltd under the laws of Cayman Islands, which became our ultimate holding company through a series of transactions. We operate our business through our consolidated VIE and its subsidiaries in China.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, our consolidated VIE, and our consolidated VIE's subsidiaries as of the date of this prospectus:

Sancai Holding was incorporated on July 9, 2019 under the laws of Cayman Islands. Under its memorandum of association, Sancai Holding is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. There are 50,000 ordinary shares issued and outstanding. Sancai Holding is a holding company and is currently not actively engaging in any business. Sancai Holding’s registered agent is Sertus Incorporations (Cayman) Limited and its registered office is at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Sancai Seychelles was incorporated on December 2, 2019 under the laws of Seychelles. Sancai Seychelles is a wholly owned subsidiary of Sancai Holding. It is a holding company and is currently not actively engaging in any business.

Sancai HK was incorporated on April 26, 2019 under the laws of Hong Kong. On December 19, 2019, Sancai Seychelles acquired 10,000 ordinary shares of Sancai HK from Mr. Ning Wen with a consideration of 10,000HKD (equivalent to approximately $1,276). Sancai HK is a wholly owned subsidiary of Sancai Seychelles. It is a holding company and is not actively engaging in any business.

Sancai WFOE was incorporated on December 18, 2019 under the laws of PRC. Sancai WFOE is a wholly owned subsidiary of Sancai HK.

Sancaijia was incorporated on November 6, 2018 under the laws of PRC, which is our variable interest entity (VIE). In February, 2020, Sancai WFOE entered into a series of contractual agreements with Sancaijia and its shareholders. Pursuant to these agreements, the Company believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the Sancaijia and its subsidiaries, and (2) receive the economic benefits of Sancaijia and its subsidiaries that could be significant to Sancaijia and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of Sancaijia and is able to consolidate Sancaijia and its subsidiaries.

Sancaijia Technology was incorporated on July 11, 2019 under the laws of PRC, which is 100% owned by Sancaijia. Sancai Real Estate was incorporated on December 8, 2017 under the laws of PRC, which is 100% owned by Sancaijia. Xi’an Dacai was incorporated on October 9, 2019 under the laws of PRC, which is 100% owned by Sancaijia. Shanghai Wenxu was incorporated on October 25, 2019 under the laws of PRC, which is 100% owned by Sancaijia.

Contractual Arrangements with the VIE and its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Our PRC subsidiary, Sancai WFOE, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in PRC through Sancaijia and its subsidiaries, based on a series of contractual arrangements we entered into with our VIE, Sancaijia, and its shareholders. These contractual arrangements with our VIE and its respective shareholders allow us to: (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws. As a result, we are regarded as the primary beneficiary of Sancaijia and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Sancai WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements that provide us with effective control over the VIE

Business Operation Agreement. Pursuant to the business operation agreement entered into among Sancai WFOE, the VIE and the shareholders of the VIE (hereinafter referred to individually as a “Shareholder” and collectively as the “Shareholders”), the Shareholders agreed that without the prior written consent of Sancai WFOE or any party designated by Sancai WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to Sancai WFOE and with the explicit prior written consent of Sancai WFOE). In addition, the VIE and the Shareholders jointly agreed to accept and strictly implement any proposal made by Sancai WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Shareholder Voting Proxy Agreement. Pursuant to the Shareholders Voting Rights Proxy Agreement among Sancai WFOE, the VIE and the Shareholders, each Shareholder irrevocably authorizes Sancai WFOE or any person(s) designated by Sancai WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the articles of association of the VIE. The term of this agreement is for ten years. Unless Sancai WFOE gives a non- renewal notice 30 days prior to the expiration, this agreement will be renewed automatically for successive ten years.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement entered into among Sancai WFOE, the VIE and the shareholders, the Shareholders agreed to pledge their 100% equity interests in the VIE to Sancai WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, shareholder voting proxy agreements, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the Shareholders, Sancai WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

As of the date of this prospectus, all the Shareholders have completed the equity pledge registration with the competent Administration for Market Regulation in accordance with the PRC Property Rights Law.

Spousal Consent Letter. Pursuant to a series of spousal consent letters, executed by the spouses of the Shareholders, Mr. Ning Wen, Mr. Lizhi He and Mr. Zhijie Zhang, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between Sancai WFOE and the VIE, Sancai WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay Sancai WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by Sancai WFOE and the VIE; and (ii) service fee otherwise confirmed by Sancai WFOE and the VIE for specific technical services and consulting services provided by Sancai WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Agreements that provide us with the option to purchase the equity interest in the VIE

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement entered into among Sancai WFOE, the VIE and the Shareholders, each Shareholder has irrevocably granted Sancai WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted Sancai WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by Sancai WFOE or any other entity or individual designated by Sancai WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC law. With regard to the asset purchase option, the transfer price to be paid by Sancai WFOE or any other entity or individual designated by Sancai WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC law.

In the opinion of B&D Law Firm, our PRC legal counsel:

●	the ownership structures of our VIE in China and Sancai WFOE, both currently and immediately after giving effect to this offering, do not result in any violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among Sancai WFOE, our VIE and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect..

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Sancaijia, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. All amounts included herein with respect to the fiscal years ended September 30, 2019 and 2018 are derived from our audited consolidated financial statements (“Annual Financial Statements”) included elsewhere in this prospectus. These Interim Financial Statements and Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Sancai Holding Group Ltd (“Sancai Holding”, the “Company”, “we”, “us”, “our” and similar terms) was incorporated in the Cayman Islands, with limited liabilities. The operating variable interest entity was established in Xi’an, Shaanxi Province, China.

Sancai Holding was incorporated on July 9, 2019 under the laws of Cayman Islands. Under its Memorandum of Association, Sancai Holding is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. There are 50,000 ordinary shares issued and outstanding. Sancai Holding is a holding company and is currently not actively engaging in any business. Sancai Holding’s registered agent is Sertus Incorporations (Cayman) Limited and its registered office is at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Sancai Limited (“Sancai Seychelles”) was incorporated on December 2, 2019 under the laws of Seychelles. Sancai Seychelles is a wholly owned subsidiary of Sancai Holding. It is a holding company and is currently not actively engaging in any business.

Sancai HK was incorporated on April 26, 2019 under the laws of Hong Kong SAR. Sancai HK is a wholly owned subsidiary of Sancai Seychelles. On December 19, 2019, Sancai Seychelles acquired 10,000 ordinary shares of Sancai HK from Mr. Ning Wen with a consideration of 10,000HKD (equivalent to approximately $1,276). It is a holding company and is not actively engaging in any business.

Xi’an Minglan Management Co., Ltd. (“Sancai WFOE”) was incorporated on December 18, 2019 under the laws of PRC. Sancai WFOE is a wholly owned subsidiary of Sancai HK.

Sancai WFOE entered into a series of contractual arrangements with Sancaijia Co., Ltd. (“Sancaijia” or the “VIE”) and the shareholder of the VIE. The contractual arrangements consisted of the business operation agreement, shareholder voting proxy agreement, equity pledge agreement, exclusive technical consultation and service agreement, exclusive call option agreement and spousal consent letters (the “VIE Agreements”). We believe that the VIE Agreements would enable Sancai WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE. Accordingly, we believe that Sancai WFOE is the primary beneficiary of the VIE and its subsidiaries.

Sancaijia was incorporated on November 6, 2018 under the laws of PRC, and its main business is managing platforms.

Sancaijia Technology Co., Ltd. (“Sancaijia Technology”) was incorporated on July 11, 2019 under the laws of PRC, which is 100% owned by Sancaijia,and its main course is to develop and improve platforms. Sancai Real Estate Management Co., Ltd. (“Sancai Real Estate”) was incorporated on December 8, 2017 under the laws of PRC, which is 100% owned by Sancaijia, and it rents and lets out apartments in many cities. Sancaijia acquired Sancai Real Estate on August 16, 2019. Xi’an Dacai Management Consulting Co., Ltd. (“Xi’an Dacai”) was incorporated on October 9, 2019 under the laws of PRC, which is 100% owned by Sancaijia, and it mainly focuses on housekeeping services. Shanghai Wenxu Information Technology Co., Ltd. (“Shanghai Wenxu”) was incorporated on October 25, 2019 under the laws of PRC, which is 100% owned by Sancaijia, and it mainly focuses on computer science and advance technology development.

Key Factors Affecting Our Results

We believe that our operating and business performance is driven by various factors that affect the renting and digital platform industries, including trending affecting the customer bases that we target, trends affecting the development of platforms as well as general macroeconomic factors. Key factors that may affect our future performance include:

●	Large Demand of Renting Apartments As people pursue their personal developments and career opportunities, they move from one city to another. Renting an apartment becomes essential. Our subsidiaries operate apartment renting offices in many cities around China to provide affordable apartments. This can provide us a stable income.

●	Technology Advancement We also conduct business in developing and managing digital platform. In recent years, we witnessed many technology advancements in China which could help us improve our existing platforms further and create new applications which further allows to expand our market segments.

Results of Operations

As of September 30, 2019 and 2018, the retained earnings (accumulated deficit) were $4,765,571 and $(1,692,087) respectively.

The following discussion should be read in conjunction with the consolidated financial statements of Sancai Group Ltd.

Comparison of the Years ended September 30, 2019 and 2018

The following table sets forth key components of our results of operations during the years ended September 30, 2019 and 2018.

	2019	2018	Change ($)	Percentage Change (%)
Net revenues	18,440,399	4,091,835	14,348,564	350
Cost of revenues	(22,907,383)	(3,588,484)	(19,318,899)	538
Gross profit	(4,466,984)	503,351	(4,970,335)	(987)
Operating expenses:
Selling and marketing expenses	2,074,853	913,514	1,161,339	127
General and administrative expenses	4,442,184	1,228,779	3,213,405	262
Total operating expenses	6,517,037	2,142,293	4,374,744	204
Total other income	19,593,053	146,259	19,446,794	13,296
Income (Loss) before tax	8,609,032	(1,492,683)	10,101,715	677
Tax expense	(2,151,374)	-	(2,151.374)	N/A
Net income (loss)	6,457,658	(1,492,683)	7,950,341	532

Revenue

We generated $18,440,399 and $4,091,835 in revenues for the years ended September 30, 2019 and 2018 respectively. The revenues in 2019 were generated primarily by rental income, agency income and platform management service income. Our revenues increased $14,348,564, or 350% in the year 2019 compared to the year 2018. Such increase was mainly because we expanded our business by renting and leasing more apartments in the market.

Cost of Revenues

We incurred $22,907,383 cost of revenues for the year ended September 30, 2019 compared to $3,588,484 for the year ended September 30, 2018, reflecting an increase of 538% of cost of revenues. The growth of cost of revenues was due to generating more revenues.

Gross Profits

As a combined result of revenues and cost of revenues, the gross profits were negative $4,446,984 and $503,351 respectively for the years ended September 30, 2019 and 2018, reflecting a decrease of 987% of gross profits.

Selling and Marketing Expenses

During the year ended September 30, 2019, we incurred $2,074,853 in selling and marketing expenses compared to $913,514 during the year ended September 30, 2018, reflecting an increase of 127% of selling and marketing expenses. Selling and market expenses incurred during the year ended September 30, 2019 mainly comprised of commissions, advertising expenses and salary expenses. The increase in selling and marketing expenses was mainly due to an increase in commissions and advertising expenses.

General and Administrative Expenses

During the year ended September 30, 2019, we incurred general and administrative expenses of $4,442,184 compared to $1,228,779 incurred during the year ended September 30, 2018, reflecting an increase of 262% of general and administrative expenses. General and administrative expenses incurred during the year ended September 30, 2019 mainly consisted of salary expenses, administrative expenses and rent. The increase in general and administrative expenses was mainly because we hired more employees and set up more apartment rental offices.

Other Income

During the year ended September 30, 2019, we generated 19,738,792 other income which mainly comprised of sales of rental contracts of $18,930,293 and decoration delay penalty income of $808,499 compared to decoration delay penalty income of $145,715 during the year ended September 30, 2018, reflecting an increase of 13,296% of other income.

Net Income (Loss)

As a cumulated effect of the factors described above, our net income (loss) for the years ended September 30, 2019 and 2018 were $6,457,658 and $(1,492,683), reflecting an increase of 532% of net income.

Liquidity and Capital Resources

Working capital	September 30, 2019	September 30, 2018
Total current assets	$13,280,198	$6,166,990
Total current liabilities	12,871,751	13,410,658
Working capital surplus/(deficiency)	$408,447	$(7,243,668)

As of September 30, 2019, we had cash and cash equivalents of $499,879. In the reporting period in 2019, our primary sources of financing have been cash generated from operations.

We believe that our current cash or financing from our existing stockholders if needed are adequate to support operations for at least the next 12 months. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table provides detailed information about our net cash flows for the years ended September 30, 2019 and 2018 in this report:

Cash Flow

	2019	2018
Net cash provided by (used in) operating activities	$2,060,765	$4,165,429
Net cash provided by (used in) investing activities	-	-
Net cash used in financing activities	(1,792,837)	(3,751,354)
Net increase in cash and cash equivalents	267,928	414,075

Operating Activities

Net cash provided by operating activities was $2,060,765 for the year ended September 30, 2019 consisting of a net income of $6,457,658, an increase in accounts and other receivables $6,027,574, a decrease in inventory of $23,583, a decrease in prepayments and other current assets of $428,054, a decrease in right of use of lease assets of $10,059,383, a decrease in lease liabilities of $10,134,274 and an increase in payables and other current liabilities of $1,253,935.

Net cash provided by operating activities was $4,165,429 for the year ended September 30, 2018 consisting of a net loss of $1,492,683, an increase in accounts and other receivables of $931,489, an increase in inventory of $48,388, an increase in prepayments and other current assets of $729,910, an increase in right of use of lease assets of $23,218,154, an increase in lease liabilities of $23,471,140 and an increase in payables and other current liabilities of $7,114,913.

Investing Activities

There are no investing activities for the years ended September 30, 2019 and 2018.

Financing Activities

Net cash used in financing activities for the year ended September 30, 2019 was $1,792,837 comprising of a decrease in related party receivable of $1,792,837. Net cash used in financing activities for the year ended September 30, 2018 was $3,751,354 which was solely from a decrease in related party receivable.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Critical Accounting Policies

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance to generally accepted accounting principles in the United States of America; the Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Inventories

Inventories consist of televisions, air-conditioners, washers, and water heaters that are supplied to the tenants while needed. The Company applies the first in, first out cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payment to suppliers and vendors for the procurement of televisions, air-conditioners, washers and water heaters. Upon physical receipt and inspection of the televisions, air-conditioners, washers and water heaters from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Accounting for the impairment of long-lived assets

The Company performs reviews on its long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may be the result of becoming obsolete from a change in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum, which is equal to 50% of the enterprise’s PRC registered capital.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The functional currency of the Company’s wholly-owned subsidiary incorporated in Hong Kong S.A.R. is the United States dollars (US$). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, while its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2019	2018
Year end RMB: US$ exchange rate	7.1360	6.8665
Annual average RMB: US$ exchange rate	6.8673	6.5124
Year end HKD:US$ exchange rate	7.7872	7.8340
Annual average HKD:US$ exchange rate	7.8346	7.8370

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

Revenue

We adopted ASC 606 “Revenue Recognition”, and we apply the following five steps model in applying ASC 606:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

Rental income

We lease real property from real property owners, whom are typically investors interested moderate returns with steady cash flow; we sublet the properties that its lease from the owners to tenants with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements that group enters into, we act as principal in the transaction because we take the risk of loss from lack of rental income if itself has leased the property as a lessee, but has not procured a tenant to fill the vacancy; accordingly, we recognize rental income using the gross method.

We enter into rental agreements with tenants. The agreements vary with regards to length and payment terms. The agreements may have a duration from one to five years; however, the most typical rental agreement carries a one-year term with options to renew each year, subject to the mutual consent of us and the tenant. The rental agreements include monthly, quarterly, semi-annually, and annually payment terms that require advance payments that recorded as liabilities until we have met the performance obligation set forth in the contract which is the provision of space to the tenant for their use. When the performance obligations are met, we record revenue using the straight-line method to its results of operations on a monthly basis. If certain rental agreements provide rent abatement for a certain period to induce the tenant to enter the agreement, that abatement is amortized over the life of the lease agreement.

Additionally. we, acting as a lessor, accounts for its leases in accordance to ASC 840. Based on the terms and conditions of the leases set forth in rental agreements. we have recognized the leases as operating leases. In the event that tenant terminates the lease prior to its expiration, we are entitled to the security deposits that tenants have deposited with us as early termination compensation, such termination compensation is recognize in the month that the termination transpires.

Agency income

We earn agency income by acting as intermediary between landlords and third-party suppliers and service providers. These transactions typically occur when the property to be leased to sublessee tenants requires improvements and remodeling of the property at the cost to the owner of the real property. We leverage our network and relationships to refer to interior designers and general contractors for the landlords. In these transaction, once the owner has agreed to general terms and condition set forth by the third party designers and contractors, we will collect the funds for the construction and design fees in advance from the owners, and then they will releases the funds to the contractors upon completion and inspection of the work by the designers and contractors and landlords. We typically charge a percentage of the total design and construction fees. When we hold the funds for these transactions, they are accounted for as liabilities, and upon completion, and funds are disbursed to the service providers, the remainder that we withhold as our compensation for referring the business to the service providers is recognized as revenue. In these transactions we recognize revenues using the net method based on the compensation for which it is entitled as an intermediary. We are not responsible or liable for any warranties or defects from the design and construction work.

Property web services

Through our investment in online platform and mobile application specializing in real property ecosystem, where owner/landlords, lessee/tenants, and third party service providers such as interior designers, construction contractors, maintenance companies are given a comprehensive tool that allows owners to improve, let, and maintain their investment properties; lessees are provided a centralized platform to search for properties and enter into rental agreements, and service providers are given a marketplace to advertise and promote their products and services to owners and lessees. We recognize web services revenue when there is evidence in the platform’s database that a transaction has been conducted between the parties listed above, and when the funds that are collected by licensed third party financial processing networks for which the parties are prompted to pay in order to complete a transaction, are remitted back to us from the processing network within a few business days. The online platform typically charges 5.0% of the gross transaction amount between the parties above.

Lease

We source the apartments from landlords and lease to residents. We also lease offices for its own use.

We lease apartments from landlords usually for a period of three to five years. Since all the benefits and risks incidental to ownership remains with the landlord, we determine that these arrangements are operating leases. We typically negotiate a rent-free period of 90-150 days and locks in a fixed rent for the first one or three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. We determine the lease term under ASC 840 to include the years that can be early terminated by the landlords. We record total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as accounts payable on the consolidated balance sheets.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Research and development

All research and development costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to expenses as incurred.

Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations and financial condition have been and will continue to be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporally closed our offices to adhere to the policy from February 2020 until April 2020, as required by relevant PRC regulatory authorities. Our offices are slowly reopening pursuant to local guidelines.

●	Some of our employees were in mandatory self-quarantine from January 2020 to April 2020.

●	Our customers have been negatively impacted by the outbreak, which may reduce the demand of our rental apartments. As a result, our revenue and income may be negatively impacted in 2020.

●	The situation may worsen if the COVID-19 pandemic continues. We will continue to closely monitor our collections throughout 2020.

We cannot foresee whether the outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted ASU 2016-02 on October 1, 2017 and recognize operating lease labilities with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, all of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

BUSINESS

Overview

Since inception, we have focused on residential property rental industry. Prior to July 2019, we leased residential properties from individual property owners on a long-term basis, renovate and furnish such properties in a clean and modern manner, and rent them out to individual tenants. As of June 30, 2019, we leased 11,434 properties from property owners. During this period, we see the demands for and opportunities of a system that connects landlords, tenants, and service providers efficiently and combines management of internal operations and logistics with management of customers acquisition and development. We recruited a group of software engineers and invested in the development of a system that serves landlords in property rental transactions. Our operation and experience in the residential rental industry enabled us to identify challenges and implement solutions in our own software. Finally, in July 2019, we launched SanCaiJia, our Software-as-a-Service (SaaS) solutions.

Our SanCaiJia solutions aim to serve the real estate rental industry and household service providers. Our clients include individual property owners, real estate management companies, leasing companies, real estate agency companies, apartment companies, decoration and renovation companies. Customers of our clients have access to the software to view and connect with the agents to sign documents, pay rents, report repairs, etc. Our SanCaiJia solutions also provide a platform that connects businesses with each other, and with other essential business resources to facilitate their business expansion horizontally and vertically.

Our SanCaiJia solutions allowed us to expand quickly without investing heavily in real estate. We typically charge an annual subscription fee ranging from 1% to 5% of the transaction processed through our platform. On July 1, 2019, we terminated or transferred leases of 10,167 properties. We continue to serve most of these landlords through our SanCaiJia solutions. We maintained leases of 1,267 properties, all located in major cities with high population mobility and high demand for residential rental and are listed on our platform.

Our SanCaiJia solutions are powered by big data, artificial intelligence, mobile Internet and location based service (LBS) to help businesses in the household service industry improve efficiency, reduce operating costs, broaden their scope of services, and facilitate the digital upgrades. The solutions can be accessed through seven segments: customer acquisition, transaction, settlement, customer management, employee management, data analysis, and supply chain service. This moves their traditionally offline businesses online.

In addition to providing the infrastructure to facilitate transactions and to manage customers and employees, we provide customized products and solutions that help landlords, property management agents, and real estate brokers enhance the efficiency of their overall operations and achieve more online.

Industry Overview

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus involves a number of assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. Forecasts and other forward-looking information obtained from the sources of such information are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, as well as risks due to a variety of factors, including those described under “Risk factors” and elsewhere in this prospectus.

China’s extraordinary economic boom has gone hand-in-hand with urbanization

Urbanization is driving economic development in China. The Chinese central government has attached great importance to the urbanization plan in order to speed up the urbanization process. The percentage of the population living in urban areas was 56.1 percent in April of 2018, with a target rate of 60 percent by 2020. There is no doubt that transforming rural residents into urban residents will have a huge impact on the economic well-being for the entire country. To help alleviate the housing needs of residents, municipal governments have allocated underutilized industrial land suitable for habitation for affordable housing. The scale of China’s urbanization promises substantial new markets and investment opportunities. This will create opportunities for those cities’ properties such as residential buildings, industrial parks, and commercial facilities. If current trends hold, China’s urban population will hit the one billion mark by 2030. (Deloitte REflexions Issue 8, 2018.)

China’s Growing Residential Property Industry

China’s real estate market is an important driver of the Chinese economy and accounts for 30% of the total GDP. The market is currently one of the fastest-growing markets in the world. As prices have surged since the 2000s, setting foot into the housing market has become popular to gain wealth. According to the National Bureau of Statistics, the major cities have seen higher increases in residential house prices. This is mainly the case for first-tier and second-tier cities like Shanghai, Beijing, and Shenzhen.

The property market, especially for residential properties represents a sizeable share of China’s economic activity and has made a considerable contribution to overall economic growth. In 2018, the total market size of China’s residential property market, including property transactions and related services, has reached RMB21.5 trillion and is estimated to reach approximately RMB33.4 trillion in 2023, representing a CAGR of 9.2%.

As we live in a digital age today, forty-four percent (44%) people looked for properties online first in 2018. The common method people used to find a real estate agent back in 1980s was through references by friends, neighbors and relatives. While nowadays people initiated the process online first and over ninety percent (90%) of real estate firms have their own websites. (Real Estate in a Digital Age 2018 Report by National Association of Realtors https://www.nar.realtor/sites/default/files/documents/2018-real-estate-in-a-digital-world-12-12-2018.pdf) Our real estate E-commerce platform is innovative no matter in China or in a world-wide range with the rapid growth and application of mobile Internet and intelligence analysis.

Key growth drivers of residential property market in China include:

Increasing urbanization rate: As a result of the rapid development of the Chinese economy, there is a large amount of population move into the city and town form the rural area in the next several decades. This will definitely make the housing what a basic element of human lives become relatively scare and provide a huge market for the residential real estate industry.

Growing disposable income: Rising middle-class income and the anomaly of a one-child policy have generated more disposable income. High economic growth across diverse sectors created employment opportunities attracting talent from across the country. The fundamentals of rising population, income and employment sustained over two decades created real demand that powered housing prices to grow more than 600% in these cities.

Key Challenges of the Real Estate Rental and Leasing Market and Household Service Market

Lack of marketing channel to maintain and promote business: Small and medium-sized household service businesses often market through word of mouth. Lack of an affordable, reliable and systematic platform makes it difficult for potential customers to learn about their brand and services and for the businesses to maintain existing customers, leaving the revenue unstable.

Insufficient information and tools to increase efficiency: Small and medium-sized real estate rental and leasing services businesses operate at very low efficiency due to limited and inefficient matching between resources and prospective customers. This results in slow revenue growth and high employee turnover. Furthermore, lack of financial resources also prevents small and medium-sized businesses from effectively using technology to increase efficiency and compete effectively.

Rise of Online Platform integrating the Real Estate Rental and Leasing Market and Household Service Market

Empowered by property technologies that utilize cloud, big data, and AI, online platform that connect the real estate rental and leasing industry and household service industry enables businesses to acquire information online and provides business opportunities and transaction tools to each other. Also, these platforms are in the midst of revolutionizing traditional real estate rental and leasing market to support technology-empowered transaction experience for both businesses and their customers. Through the network effects and efficiency improvement it creates, online platform will ultimately solve the challenges and obstacles in growing a traditional business.

Our Solutions

●	Software as a Service. Our SanCaiJia solutions is a one-stop shop that allows users to manage their operations, employees, and customers in one system. We help reduce manual errors, lower operating expenses, and improve efficiency.

●	Software as a Solution. Our SanCaiJia solutions utilize big data compiled during our course of business and artificial intelligence analysis. The system prioritizes and recommends the most efficient option for the users. Our SanCaiJia solutions also function as a platform for users to connect and build business relationships.

●	Software as a Standard. We have produced a standardized set of documents, information and algorism that is applicable and highly adaptable to most clients. The system can also be customized to suit different industries and specific needs.

Our Business Strategies

We aim to maintain and strengthen our position in China. We intend to focus on the following key strategies in pursuit of our goal:

●	attract and retain more clients and improve their performance;

●	continue to expand our reach by helping clients grow their business;

●	diversify and expand our value-added product and service offerings;

●	Pursue selective acquisition and partnership;

●	continue to innovate, upgrade our technology and enhance our database, as well as attract more property listings; and

●	attract, retain and motivate talent.

Our Competitive Strengths

Extensive and integrated real estate solutions. Our clients operate in 26 cities across China. During January 2020, there were 1,798 new properties listed and 1,846 properties rented through our platform. During February 2020, there were 276 new properties listed and 1,270 properties rented through our platform. During March 2020, there were 5,466 new properties listed and 2,742 properties rented through our platform. During April 2020, there were 7,845 new properties listed and 5,210 properties rented through our platform. During May 2020, there were 6,185 new properties listed and 7,947 properties rented through our platform.

Access to more opportunities with other marketplace participants. Our platform connects household service providers with other marketplace participants including landlords and tenants. This add value to landlords and tenants and provides a source of revenue for the household service providers.

Increased customer satisfaction. We listen to our users’ feedbacks and continue to develop and improve our software to help clients grow their online business with integrated tools and services to execute transactions and source clients

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including the following:

●	our ability to continue to attract new and retain existing clients and other market participants using our website and mobile applications;

●	our ability to successful develop, deploy and market new products and services;

●	our ability to protect our intellectual property and proprietary rights;

●	our ability to compete successfully with current and future competitors;

●	our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders; and

●	fluctuations in the PRC real estate industry, its overall economic growth and government measures aimed at China’s real estate industry and our ability to adapt our business to fluctuations in the real estate market.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Our Products and Services

Our Software

We provide enterprise resource planning software and a vibrant ecosystem and self-reinforcing platform for landlords, property management agents, real estate brokers and household service providers, that simplify and automates complex back-office operations.

Users and Marketplace Participants

Real Estate Businesses

Landlords, real estate agencies and property management companies are our main clients. Our SanCaiJia solutions allow them to manage customers, transactions, employees, business relationships in one system. Currently, we mainly serve small- to medium-sized businesses. Because of the transaction efficiency achieved through the SanCaiJia solutions, we continue to attract new businesses to use our software. As of September 30, 2019, we had 17,056 active users representing landlords using our software to manage their business relationships and operations.

Renters

We continue to attract renters to use our software, mainly through the real estate business clients. As of September 30, 2019, we had 16,374 active renters using our software to manage their lease and rent payments. As of May 30, 2020, we had 45,544 active renters using our software to manage their lease and rent payments.

Other Services Providers

We continue to expand our partnership with other household services providers to further enhance our ecosystem and add value to the main participants of our platform. For example, users can find decoration and renovation companies, cleaning and maintenance services, and maternity and childcare agencies on our platform.

Our website

Our main website, www.sancaijia.com, is one of the ways that potential market participants can apply to list their properties or businesses on our platform. Once we receive an application, a customer service representative will reach out to verify identity, business license, ownership, and other information,

“SanCaiJia” mobile application

Our mobile application provides users with access to our system on the go. Business clients can manage business development, contracts, accounting and other customized contents through the mobile application. Renters can review leases, pay rent, contact landlord, and gain access to other customized services using the mobile application.

WeChat Official Account

We maintain an official account “Sancaijia” on WeChat, through which we promote our brand and services and interact with users to provide customer services and collect feedback.

Our Services

We offer two categories of services to help our clients conduct their business more effectively through our platform: SaaS services and transaction facilitation services.

SaaS

Our SaaS system includes seven segments, which are customer acquisition, settlement, customer management, employee management, transaction, data analysis, and supply chain service. The SaaS system provides great depth and breadth of functionality and effectively manage manages clients’ business data, communications, operations and other business processes. As a result, clients will be able to better use of resources, lower cost of operations, easier document handling, less processing time as well as higher logistics and compliance connectivity and efficiency.

Through our enterprise resource planning software, businesses can see their employees’ schedules and workloads, track progress in every transaction and allocate resource to different projects as necessary. Businesses can use our standardized lease or upload their own contracts for renters to view and sign through our software. Invoices will be automatically generated online so that the records are clear for the renters as well as the businesses.

The seven segments are explained in more details below:

1.	Customer Acquisition

The customer acquisition system provides multiple customer acquisition channels, including owner entrustment, value-added services, and business referral, that serve property owners, tenants, merchants and service providers, apartment buildings and real estate brokers.

●	Owner entrustment: Property owners can submit applications via our mobile APP to look for renters through our platform. As an important part of the reviewing process, we verify the identity of the property owner and ownership of the property and make sure that the description accurately describes the property.

●	Value-added services: Real estate agents, household related service providers, and other merchants and agencies can also submit applications via our mobile APP to look for customers through our platform. We verify the identities and business of the merchant and service providers.

●	Business referral: We create a unique QR code for each merchant and each of its salespersons. The QR code includes information such as number of transactions and revenue. Users can easily refer business to each other and connect using the QR code, which improve the efficiency of business to acquire customers.

2.	Settlement

The settlement system provides services such as virtual wallet, payment capabilities, order management, and fund settlement.

●	Record and process payment: Users can make payments, such as rent, cleaning fees, maintenance costs, decoration costs, etc., on our mobile APP. The platform supports various payment methods: WeChat Pay, Alipay, and bank cards. These payments are protected by third-party payment systems, which only release funds according to the terms agreed upon by all parties to the transaction.

●	Multi-account management: Merchants can set up accounts for different products and services so that sales revenues are automatically categorized into the relevant account.

●	Virtual Wallet: Merchants and users can set up virtual wallets. Payments are automatically credited to or debited from in virtual wallets. Users can add bank cards to the virtual wallets.

3.	Customer Management

Customers are classified into three categories: contracted customers, customers filings, and customer pool. Identifying the prospects of different customer makes information collection, management and follow-ups more efficient and expedites growth of the business.

●	Contracted customers: Information about existing, potential and past customers is recorded and can be viewed on our mobile APP and PC terminal, providing fast retrieval and data export on transaction history and status of contracts.

●	Customers filing: In order to avoid repetitive efforts and increase collaboration, a merchant can enable its salespersons to “tag” potential customers that they are working in a filing system and take responsibility to follow through with those potential customers. In this way, the salesperson and the employer can see, review, and monitor the customer relationships.

●	Customer pool: If a potential customer registered in the filing system does not sign a contract within a predesignated period of time, that customer will be put back into the customer pool. This encourages fair competition and ensures a fair distribution of resources.

4.	Employee Management

Merchants can store employee information, set up access permissions, and complete employee onboarding and turnover procedures, allowing merchants to customize the system with up to 260 subletting for up to 1,000 employees based on the need of each merchant.

●	Employee management: Employer can view each employee’s current projects and transaction history, which allows employer to efficiently assign resource. It also motivates employees and provides support for employee evaluation.

●	Access authorization: Employers can create multi-level organizational structures and customize access to information and authorization to certain transactions to different employees.

5.	Transaction

The transaction system provides solutions for housing search, lease signing, deposit collection and return, rent collection, and other related services.

●	House searching: House searching in our system can be refined by various conditions, determined by the landlords, such as whole apartment/house or shared apartment/house, long-term or short-term, location, square meterage, and prince range etc.

●	Lease signing: Once a tenant is identified, we work with third parties to verify tenant’s identity. Our system then creates standard lease with customization of terms predetermined by the landlord. Tenants can sign the lease electronically both via our PC terminal or mobile APP. Once a lease is signed, our system will automatically generate bills to the tenants and notify landlords of receipt of rent payments.

●	Membership: We offer memberships to our users and provide discounts to loyal members that can be used to deduct rent apartment/house on our platform.

●	Smart Lock: Landlords can purchase Smart door lock directly from manufacturer at a discounted price. Smart lock eliminates the need to change lock every time a tenant moves out. In turn, landlord just needs to reset password in our system.

6.	Data Analysis

We compile and organize the data we collect in our business. These data help us better understand our client and their customers need. Sorted through our proprietary algorithm, we use these data to provide feedback to our client. Clients can use the data to predict trends and in turn help them improve their management and operation.

7.	Supply Chain

We plan to work with household related service provide to provide housekeeping, cleaning and maintenance to our users. These merchants will have access to all the functions described in the previous segments. Having these merchants on our integrated platform bring lifestyle value to landlords and tenants can bring more customers to the other merchants on the platform.

Transaction Facilitation Services

We facilitate real estate and other household service transactions on our platform by connecting businesses with each other. The value-added services further facilitate transactions and thus contribute to the overall transaction volume through our platform. For example, through our mobile app, renters can pay rents, report repairs with the landlords, and find third-party cleaning services. Prices of all third-party services are published, making price more transparent and transactions faster and easier.

Sales and Marketing

We rely on our client network for referral and have not relied heavily on advertising. Our sales personnel are responsible for engaging with landlords and real estate management agents and marketing our products and services. We plan to build a sales and marketing team that is consisted of experienced in the internet, real estate and finance industries. We also plan to invite local agents cities to become franchise partners, who will promote our business model to other local agents for a share of fees, in order for us to broaden our reach into lower-tier cities while maintaining our asset-light structure.

Employees

 We had 142 full-time employees as of June 15, 2020. The following table sets forth a breakdown of our employees by function as of June 15, 2020.

	Number of employees	% of total
Products design and development	31	18.2%
Operations, sales and marketing	74	52.1%
General and administration	37	26.1%

Total	142	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We offer competitive salaries and encourage a corporate culture of passion and innovation.

We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, and commercial ethics policies with most of our executive officers, managers and core employees.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of copyrights and trademarks laws to protect our intellectual property. As of the June 15, 2020, we had 29 registered trademarks, 3 registered copyright of works and 7 registered software copyrights in China. We are licensed to use 2 trademarks in China.

All of our trademarks, copyrights and domain names are owned by our VIE, Sancai Real Estate and Shanghai Wenxu, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities.

We implement comprehensive measures to protect our intellectual property in addition to making trademark and patent registration applications. Our key measures to protect our intellectual property include: (i) trademark searches prior to the launch of our new products; (ii) timely registration and filing with relevant authorities and application of intellectual property rights for our significant technologies; and (iii) overall source code protection of proprietary information.

Properties

Our headquarter is located in Xi’an, Shaanxi Province, China. Our operations, including for products design and development, operations, sales and marketing and general and administration, are located at our headquarter. We have marketing, communication and business development personnel at our office in Shanghai. These leases vary in duration from 1 year to 10 years. We believe that our facilities are adequate to meet our needs for the immediate future. The following table sets forth the leases term and monthly rent for our main offices.

Lease Term	Address	Space (square meters)	Monthly Rent
November 1, 2019 to October 31, 2029	Room 401, No. 6 Fengcheng Second Road, Xi’an Economic and Technological Development Zone, Xi’an, Shaanxi, China	1,490	RMB 89,400 (US$12,508)
October 21, 2019 to October 20, 2020	Suite B716, Building A,1439 Wuzhong Road, Shanghai, China	27	RMB 7,400 (US$1,035)
June 12, 2020 to June 21, 2020	Suite 12006 and 12007, Building 1-1, Xi’an Economic Technology Development Zone, Xi’an, Shaanxi, China	362	RMB 16,294 (US$2,279)

Legal Proceedings

Currently there is no material legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various legal or administrate proceedings that may arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

REGULATION

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3) “prohibited”. The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2020) was issued on 23 June 2020, which will take effect on 23 July 2020 and supersede the previous lists.

The Encouraging Catalogue (Edition 2019) effective on July 30, 2019, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 415 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

Pursuant to the Negative List (Edition 2019) effective on July 30, 2019, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce).

The Administrative Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through Sancaijia Co., Ltd., our VIE. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Sancaijia, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). The latest version of the Negative List (Edition 2020) was issued on 23 June 2020, which will take effect on 23 July 2020 and supersede the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment”.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Value-Added Telecommunication Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. Among all of the applicable laws and regulations, the Telecommunications Regulations, promulgated is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, our VIE is in the process of applying for the ICP license.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended in January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. In addition, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations on Mobile Internet Applications

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.

Pursuant to the Mobile Application Administrative Provisions, shall obtain the relevant qualifications as required by laws and regulations, strictly implement their information security management responsibilities, and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know the right to choose in the process of usage, and to record users’ daily information and preserve it for sixty (60) days.

Furthermore, a mobile internet app provider shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end and must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user's consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user's personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users' personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People's Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user's personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

The PRC Cyber Security Law, which was promulgated in November 7, 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Cyber Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers. Our VIE, as an internet information services provider, is therefore subject to the regulations relating to information security.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee in July 5, 1994 and most recently amended in January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. According to the PRC Contract Law, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided that they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally-administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include "real estate brokerage" in the business scope of its business license, while an entity engaging in house leasing business should include "house leasing" in the business scope of its business license. The Opinion also requires the real estate brokerage companies and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

(a) to ensure that commodities and services up to certain safety requirements;

(b) to protect the safety of consumers;

(c) to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

(d) to provide consumers with accurate information and to refrain from conducting false advertising;

(e) to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

(f) not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

(g) to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

(h) not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further enhances the liabilities of business operators engaged in the operation of accommodation, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although our WFOE is currently wholly owned by UTime International Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37,, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. As of the date of this prospectus, we owned 29 registered trademarks in different applicable trademark categories in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million (approximately US$0.45 million).

Copyright Law

The Copyright Law of the People’s Republic of China (Revised in 2010), or the Copyright Law, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this prospectus, we had registered 3 copyright of works and 7 software copyrights in China.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which will become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this prospectus, we have registered 5 domain names.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promot ing the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Our shareholders who, to our knowledge, are PRC residents have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

●	Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

●	Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ordinary shares on the NASDAQ given that (i) our PRC subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ordinary shares. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officer and sole director as of the date of this prospectus:

Name	Age	Position
Ning Wen	43	Chief Executive Officer and Sole Director

The business address of the officer and sole director is No. 6 Fengcheng Second Road, Room 401, Xi’an Economic and Technological Development Zone, Xi’an, Shaanxi Province, People’s Republic of China 710000.

We are seeking suitable candidate for the role of Chief Financial Officer. We expect the candidate to have previous professional working experience in financial reporting according to U.S GAAP and in compliance with SEC and Nasdaq Stock Markets rules and regulations.

Ning Wen, age 43, is the founder of our Company. He started his own business, Xi’an Sancai Smart Engineering Co., Ltd., in 2004 in the design, construction and integration of smart property security system and led renovations for various bank branches and insurance companies. In 2013, he founded Sancai Group Co., Ltd. and engaged in property management and operation. In 2017, Mr. Wen founded Sancai Real Estate Co., Ltd., our indirect subsidiary, and subsequently start exploring the opportunity to use his expertise in residential property management to serve market participants.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

We currently have one director. We plan to build a board of director consisting of at least 5 members before this offering, a majority of whom will be independent as such term is defined by the Nasdaq Capital Market. The directors will be re-elected at our annual general meeting of shareholders in [●] and every year thereafter.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under Cayman Islands Law our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands Law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive separate compensation for their services as directors. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our sole director and officer has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions”, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

Compensation of Directors and Executive Officers

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our directors and executive officers based on our financial and operating performance and prospects, and contributions made by the directors and executive officers to our success. Each of the directors and named executive officers will be measured by a series of performance criteria by the board of directors or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the directors and named executive officers for services rendered to us for the years ended September 30, 2019 and 2018.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Ning Wen	2019	25,183	—	—	—	25,183
CEO and Sole Director	2018	8,736	—	—	—	8,736

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law.

We entered into an employment agreement with our Chief Executive Officer and Sole Director, Ning Wen, effective September 1, 2018, with an annual salary of RMB 180,000 (approximately $25,183).

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Directors and Executive Officers”, below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the fiscal years ended September 30, 2019 and 2018, the related parties consisted of the following:

Name of related party	Relationship
Ning Wen	CEO and Sole Director
Jin Xing	An executive officer of a subsidiary
Chengcheng Real Estate Co., Ltd (i)	An entity controlled by Ning Wen
Sancai Group Co., Ltd.	An entity controlled by Ning Wen
Dongyan Bai	Spouse of Ning Wen

(i)	Chengcheng Real Estate Co., Ltd ceased to be a related party in May 2019.

During fiscal year ended September 30, 2019 and 2018, the Company lent funds to the following related parties; these loans were unsecured and non-interest bearing.

	As of September 30,
	2019	2018
Ning Wen	5,749,812	3,246,678
Jin Xing	-	68,429
Chengcheng Real Estate Co., Ltd	-	812,271
Sancai Group Co., Ltd	-	58,254
	5,749,812	4,185,632

During fiscal year ended September 30, 2019 and 2018, the Company owed funds to the following related parties; these loans were unsecured and non-interest bearing.

	As of September 30,
	2019	2018
Dongyan Bai	-	3,015
	-	3,015

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned before the offering are based on 50,000 ordinary shares of $1.00 par value per share issued and outstanding as of the date of this prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 6 Fengcheng Second Road, Room 401, Xi’an Economic and Technological Development Zone, Xi’an, Shaanxi Province, People’s Republic of China 710000. As of the date hereof, we have four (4) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Pre-Offering Percentage Ownership(2)	Post-Offering Percentage Ownership
Directors and Named Executive Officers:
Ning Wen (3)	31,500	63%	[●]	%
All director and executive officer as a group (one person)	31,500	63%	[●]	%

5% Beneficial Owners:
Fancy Dream Limited(3)	31,500	63%
Lucky Bunny Limited(4)	10,000	20%	[●]	%
Superexcellence Limited(5)	6,500	13%	[●]	%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 50,000 ordinary shares issued and outstanding.

(3)	Ning Wen beneficially own 31,500 ordinary shares through Fancy Dream Limited, a company incorporated under the laws of the Seychelles.

(4)	Lizhi He, a shareholder of Sancaijia Co., Ltd., beneficially own 10,000 ordinary shares through Lucky Bunny Limited, a company incorporated under the laws of the Seychelles.

(5)	Lizhen Tang, a shareholder of Sancaijia Co., Ltd., beneficially own 6,500 ordinary shares through Superexcellence Limited, a company incorporated under the laws of the Seychelles.

DESCRIPTION OF ORDINARY SHARES

Sancai Holding was incorporated on July 9, 2019 under the Cayman Islands Companies Law. Pursuant to our memorandum and articles of association, we are authorized to issue 50,000 ordinary shares of $1.00 par value per share. There are 50,000 ordinary shares issued and outstanding as of the date of this prospectus.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Each ordinary share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by the Company; and

●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

At the completion of this offering, there will be [●] ordinary shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option.

Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “[●]”. We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is [●].

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Cayman Islands Companies Law, as amended.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of which the notice is dispatched and who are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, a quorum will be present if two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary share without giving any reason.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

The Cayman Islands Companies Law and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Law, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Law no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the matter of purchase has first been authorized by a resolution of our shareholders. In addition, under the Cayman Islands Companies Law, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Modifications of rights

All or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our memorandum of association to increase or decrease the authorized share capital of our Company;

●	divide our authorized and issued shares into a larger number of shares; and

●	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.

The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands (the “Grand Court”) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Cayman Islands Companies Law contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the classes have been properly constituted;

●	the meetings were convened and held in accordance with the directions of the Grand Court;

●	the scheme has been properly explained to the members/creditors; and

●	the scheme is one that an intelligent and honest man, who is a member of the relevant class might reasonably approve.

The Cayman Islands Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares which are subject to the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [●] ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. We will apply to list our ordinary shares on Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop.

Lock-up Agreements

We have agreed, for a period of [●] days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares and securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, our officers, directors and certain shareholders have also entered into a similar lock-up agreement for a period of [●] days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs are subject to certain exception. See “Underwriting”.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, which immediately after this offering will equal [●] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of our ordinary shares of the same class, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered as a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income.. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Sancai Holding Group Ltd is not a PRC resident enterprise for PRC tax purposes. Sancai Holding Group Ltd is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Sancai Holding Group Ltd meets all of the conditions above. Sancai Holding Group Ltd is a company incorporated outside China and its records (including the minutes and resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that Sancai Holding Group Ltd is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Sancai Holding Group Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Sancai Holding Group Ltd is treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor's decision to purchase, hold, or dispose of ordinary shares. In particular, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules”, the gross amount of any distribution of cash or property with respect to our ordinary shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends”. Dividends paid on the ordinary shares will be treated as qualified dividends if:

●	the ordinary shares on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

We will apply to list our ordinary shares on Nasdaq Capital Market, and the ordinary shares will qualify as readily tradable on an established securities market in the United States when they are approved and so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our ordinary shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder's U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ordinary shares or rights to subscribe for ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules”, upon a sale, exchange or other taxable disposition of the ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder's adjusted tax basis in the ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ordinary shares.

Passive Foreign Investment Company Rules

 Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the average percentage of the value of our assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended December 31, 2018, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIEs for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions”, including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ordinary shares) and gain that the U.S. Holder recognizes on the sale or other disposition of our ordinary shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ordinary shares to market, provided the ordinary shares are treated as “marketable stock”. The ordinary shares generally will be treated as marketable stock if the ordinary shares are “regularly traded” on a “qualified exchange or other market” (which includes the Nasdaq Capital Market). If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its Ordinary shares at year-end over the U.S. Holder's basis in those ordinary shares and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder's basis in its ordinary shares over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's adjusted tax basis in its ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder's ordinary shares in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC's ordinary income and net capital gains. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder's taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ordinary shares, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Ordinary shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States; and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

B&D Law Firm, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties or other form of written arrangement with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against a company or its directors and officers if they decide that the judgment violates the basic principles of PRC Laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by [●], our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

UNDERWRITING

We have entered into an underwriting agreement with [●] (the “Underwriter”) in connection with the firm commitment offering. The underwriter has agreed to purchase from us, on a firm commitment basis, [●] ordinary shares, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus:

The underwriter is committed to purchase all the ordinary shares offered by this prospectus if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the ordinary shares covered by the underwriters’ over-allotment option to purchase ordinary shares described below. The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriter a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), in any combination thereof, at the public offering price per share, less underwriting discounts and commissions.

Fees, Commissions and Expense Reimbursement

The following table shows, for each of the total without over-allotment option and total with full over-allotment option offering amounts, the per share and total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $       per share offering price.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$	$	$
Underwriting fees and commissions	$	$	$
Proceeds to Us, Before Expenses	$	$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Under the underwriting agreement, we have agreed to pay the Underwriter       % of the gross proceeds of this offering for its non-accountable expenses. We have also agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred by the Underwriter in connection with this offering of up to $        .. The expenses may also include (i) all reasonable and documented fees and expenses for conducting a net road show presentation; (ii) the cost of any due diligence meetings; (iii) preparation of bound volumes and Lucite cube mementos in such quantities as the Underwriter may reasonably request; and (iv) transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter. We have paid $         to the Underwriter as an advance to be applied towards the out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company upon the termination date in the event that the advances are not expended.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’s fees and commissions, will be approximately $         , all of which are payable by us.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

Each of our officers, directors, and certain existing stockholders agrees not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of [●] days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter .

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriter Warrants

We have agreed to issue to the Underwriter warrants to purchase the number of ordinary shares in the aggregate equal to      % of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither our Underwriter, nor permitted assignees under Rule 5110(g)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares of ordinary share at a price below the warrant exercise price.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We intent to apply to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[●]” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee
FINRA
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

Under the Underwriting Agreement, we will pay our Underwriter a fee and commission equal to 8% of the public offering price multiplied by the shares sold in the offering. In addition to the cash commission, we will also reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to 1% of the gross proceeds raised in the offering, in addition to its expenses relating to the Offering, including but not limited to (i) reasonable travel and out-of-pocket expenses, including clearing charges and (ii) legal expense, up to $          .

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be opined upon for us by [●]. B&D Law Firm is acting as counsel to our company regarding PRC law matters. [●] is acting as counsel to the Underwriter. Ortoli Rosenstadt LLP may rely upon [●] and B&D Law Firm with respect to matters governed by the law of the Cayman Islands and PRC, respectively.

The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of [●] is [●].

EXPERTS

The consolidated financial statements for the years ended September 30, 2019 and 2018, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC.P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of WWC.P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

SANCAI HOLDING GROUP LTD

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Stockholders of
Sancai Holding Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sancai Holding Group Ltd. (the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

Certified Public Accountants

San Mateo, California

June 30, 2020

We have served as the Company’s auditor since May 28, 2019.

Sancai Holding Group Ltd.

Consolidated Balance Sheets

As of September 30, 2019 and 2018

(Stated in US Dollars)

	2019	2018
Assets
Current assets
Cash and cash equivalents	499,879	251,541
Accounts receivable, net	4,913,786	685,834
Prepaid expenses and other current assets	294,559	734,223
Other receivables, net	1,800,698	263,868
Inventory	21,464	45,892
Related party receivable	5,749,812	4,185,632
Total current assets	13,280,198	6,166,990

Non-current assets
Right-of-use assets	12,303,874	22,847,257
Total non-current assets	12,303,874	22,847,257

Total Assets	25,584,072	29,014,247

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	477,026	1,674,271
Other payable and accruals	4,234,852	950,463
Customer advances	1,625,348	4,849,943
Related party payable	-	3,015
Taxes payable	2,121,142	61,536
Operating lease payable – current	4,413,383	5,871,430
Total current liabilities	12,871,751	13,410,658

Non-current liabilities
Operating lease payable – non-current	8,051,700	17,218,263
Total non-current liabilities	8,051,700	17,218,263

Total Liabilities	20,923,451	30,628,921

Shareholders’ Equity
Ordinary shares ($1.00 par value ordinary shares, 50,000 authorized, issued, and outstanding as of September 30, 2019, and 2018.)	50,000	50,000
Retained earnings	4,715,571	(1,742,087)
Accumulated other comprehensive loss	(104,950)	77,413
Total Shareholders’ Equity	4,660,621	(1,614,674)

Total Liabilities and Shareholders’ Equity	25,584,072	29,014,247

See accompanying notes to financial statements.

Sancai Holding Group Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended September 30, 2019 and 2018

(Stated in US Dollars)

	2019	2018
	$	$

Net revenues	18,440,399	4,091,835
Cost of revenues	(22,907,383)	(3,588,484)
Gross profit	(4,466,984)	503,351

Operating expenses:
Selling and marketing expenses	2,074,853	913,514
General and administrative expenses	4,442,184	1,228,779
Total operating expenses	6,517,037	2,142,293

Operating loss	(10,984,021)	(1,638,942)

Other income (expenses):
Interest income	1,795	544
Interest expense	(130,753)	-
Other income	19,738,792	145,715
Other expenses	(16,781)	-
Total other income	19,593,053	146,259

Income (loss) before taxes from operations	8,609,032	(1,492,683)

Provision for income taxes	2,151,374	-

Net income (loss)	6,457,658	(1,492,683)

Other comprehensive income (loss):
Foreign currency translation income (loss)	(182,363)	78,667
Total comprehensive income (loss)	6,275,295	(1,414,016)

Basic and diluted income (loss) per share	129.15	(29.85)

Weighted average number of common shares outstanding – Basic and diluted	50,000	50,000

See accompanying notes to financial statements.

Sancai Holding Group Ltd.

Consolidated Statements of Shareholders’ Equity (Deficit)

For the years ended September 30, 2019 and 2018

(Stated in US Dollars)

	No. of shares	Ordinary shares	Retained earnings	Accumulated other comprehensive income (loss)	Total
		$	$	$	$

Balance, October 1, 2017	50,000	50,000	(249,404)	(1,254)	(200,658)
Net loss		-	(1,492,683)	-	(1,492,683)
Foreign currency translation adjustment	-	-	-	78,667	78,667
Balance, September 30, 2018	50,000	50,000	(1,742,087)	77,413	(1,614,674)

Balance, October 1, 2018	50,000	50,000	(1,742,087)	77,413	(1,614,674)
Net income	-	-	6,457,658	-	6,457,658
Foreign currency translation adjustment	-	-	-	(182,363)	(182,363)
Balance, September 30, 2019	50,000	50,000	4,715,571	(104,950)	4,660,621

See accompanying notes to financial statements.

Sancai Holding Group Ltd.

Consolidated Statements of Cash Flows

For the years ended September 30, 2019 and 2018

(Stated in US Dollars)

	2019	2018
	$	$

Cash flows from operating activities
Net income (loss)	6,457,658	(1,492,683)
Increase in accounts and other receivables	(6,027,574)	(931,489)
Decrease/(Increase) in inventory	23,583	(48,388)
Decrease/(Increase) in prepayments and other current assets	428,054	(729,910)
Decrease/(Increase) in right of use of lease assets	10,059,383	(23,218,154)
(Decrease)/Increase in lease liabilities	(10,134,274)	23,471,140
Increase in payables and other current liabilities	1,253,935	7,114,913
Net cash provided by operating activities	2,060,765	4,165,429

Cash flows from investing activities
Net cash provided by investing activities	-	-

Cash flows from financing activities
Changes in related party balances, net	(1,792,837)	(3,751,354)
Net cash (used in) provided by financing activities	(1,792,837)	(3,751,354)

Net increase of cash and cash equivalents	267,928	414,075

Effect of foreign currency translation on cash and cash equivalents	(19,590)	(167,125)

Cash and cash equivalents–beginning of year	251,541	4,591

Cash and cash equivalents–end of year	499,879	251,541

Supplementary cash flow information:
Interest received	1,795	544

See accompanying notes to financial statements.

SANCAI HOLDING GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED September 30, 2019 AND 2018

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Sancai Holding Group Ltd (“Sancai Holding” or the “Group”) was incorporated on July 9, 2019 under the laws of Cayman Islands. Under its Memorandum of Association, Sancai Holding is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. There are 50,000 ordinary shares issued and outstanding. Sancai Holding was incorporated as an investment holding company with intention of creating a structure that management believes is more flexible to raise additional funds in capital markets. The Group conducts its primary operations via its subsidiaries and controlled companies as detailed below. For the purposes of comparability on a per share basis of the Group’s result of operations, management has retroactively applied it share structure to the beginning of the first period presented as if Sancai Holding was established immediately prior to October 1, 2017.

Sancai Limited (“Sancai Seychelles”) was incorporated on December 2, 2019 under the laws of Seychelles. Sancai Seychelles is a wholly owned subsidiary of Sancai Holding. It is a holding company and is not currently conducting business activities.

Sancai International Holding Limited (“Sancai HK”) was incorporated on April 26, 2019 under the laws of Hong Kong SAR. On December 19, 2019, Sancai Seychelles acquired 10,000 ordinary shares of Sancai HK from Mr. Ning Wen with a consideration of 10,000HKD (equivalent to approximately $1,276). Sancai HK is a wholly owned subsidiary of Sancai Seychelles. It is an intermediary holding company and is not actively engaged in business activities.

Xi’an Minglan Management Co., Ltd. (“Sancai WFOE”) was incorporated on December 18, 2019 under the laws of PRC. Sancai WFOE is a wholly owned subsidiary of Sancai HK. It is an intermediary holding company and has not conducted any primary operations.

Sancai WFOE entered into a series of contractual arrangements with Sancaijia Co., Ltd. (“Sancaijia”) (the “VIE”) and the shareholders of the VIE. The contractual arrangements consisted of the business operation agreement, shareholder voting proxy agreement, equity pledge agreement, exclusive technical consultation and service agreement, exclusive call option agreement and spousal consent letters (the “VIE Agreements”). The Group believes that the VIE Agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

Sancaijia was incorporated on November 6, 2018 under the laws of PRC, whose main business is managing platforms.

Sancaijia Technology Co., Ltd. (“Sancaijia Technology”) was incorporated on July 11, 2019 under the laws of PRC,which is 100% owned by Sancaijia, and its main course is to develop and improve platforms. Sancai Real Estate was incorporated on December 8, 2017 under the laws of PRC, and it rents and lets out apartments in many cities.

Sancaijia acquired the 100% equity interests of Sancai Real Estate Co., Ltd. (“Sancai Real Estate”) on August 16, 2019. Xi’an Dacai was incorporated on October 9, 2019 under the laws of PRC, which is 100% owned by Sancaijia, and it mainly focuses on housekeeping services. Shanghai Wenxu was incorporated on October 25, 2019 under the laws of PRC, which is 100% owned by Sancaijia, and it mainly focuses on computer science and advance technology development.

Business Operation Agreement

Pursuant to the business operation agreement entered into among Sancai WFOE, the VIE and the shareholders of the VIE (hereinafter referred to individually as a “Shareholder” and collectively as the “Shareholders”), the shareholders of the VIE agreed that without the prior written consent of Sancai WFOE or any party designated by Sancai WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to Sancai WFOE and with the explicit prior written consent of Sancai WFOE). In addition, the VIE and its shareholders jointly agreed to accept and strictly implement any proposal made by Sancai WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management, and the financial management system of the VIE.

Shareholder Voting Proxy Agreement

Pursuant to the Shareholders Voting Rights Proxy Agreement among Sancai WFOE, the VIE and the Shareholders, each Shareholder irrevocably authorizes Sancai WFOE or any person(s) designated by Sancai WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the articles of association of the VIE. The term of this agreement is for ten years. Unless Sancai WFOE gives a non- renewal notice 30 days prior to the expiration, this agreement will be renewed automatically for successive ten years.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreement entered into among Sancai WFOE, the VIE and the shareholders, the Shareholders agreed to pledge their 100% equity interests in the VIE to Sancai WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, shareholder voting proxy agreements, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the Shareholders, Sancai WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

As of the date of this prospectus, the Shareholders have completed the equity pledge registration with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Spousal Consent Letter.

Pursuant to a series of spousal consent letters, executed by the spouses of the Shareholders, Mr. Ning Wen, Mr. Lizhi He and Mr. Zhijie Zhang, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

Exclusive Technical Consultation and Service Agreement

Pursuant to the exclusive technical consultation and service agreement entered into between Sancai WFOE and the VIE, Sancai WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay Sancai WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by Sancai WFOE and the VIE; and (ii) service fee otherwise confirmed by Sancai WFOE and the VIE for specific technical services and consulting services provided by Sancai WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Exclusive Call Option Agreements

Pursuant to the exclusive call option agreement entered into among Sancai WFOE, the VIE and the Shareholders, each Shareholder has irrevocably granted Sancai WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted Sancai WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by Sancai WFOE or any other entity or individual designated by Sancai WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC law. With regard to the asset purchase option, the transfer price to be paid by Sancai WFOE or any other entity or individual designated by Sancai WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC law.

In the opinion of B&D Law Firm, our PRC legal counsel:

●	the ownership structures of our VIE in China and Sancai WFOE, both currently and immediately after giving effect to this offering, do not result in any violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among Sancai WFOE, our VIE and their respective shareholders governed by PRC law are valid, binding, and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be of no assurance that the PRC government will ultimately take a view that is consistent with the above opinions of our PRC legal counsel. In particular, On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Among other things, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though the these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On June 30, 2019, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the Negative List (Edition 2019). The latest version of the Negative List (Edition 2020) was issued on 23 June 2020, which will take effect on 23 July 2020 and supersede the previous lists. See “Regulations—Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.” The value-added telecommunications services that we conduct through our consolidated VIE is subject to foreign investment restrictions/prohibitions set forth in Negative List (Edition 2019). It is unclear whether any new “negative list” to be promulgated or amended under the PRC Foreign Investment Law will be different from the foregoing lists that already exist. And it is uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the then-effective “negative list”, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements including the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated variable interest entities. All intercompany transactions and balances are eliminated on consolidation.

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance to generally accepted accounting principles in the United States of America; the Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Inventories

Inventories consist of televisions, air-conditioners, washers, and water heaters that are supplied to the tenants while needed. The Company applies the first in, first out cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payment to suppliers and vendors for the procurement of televisions, air-conditioners, washers, and water heaters. Upon physical receipt and inspection of the of televisions, air-conditioners, washers, and water heaters from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Accounting for the impairment of long-lived assets

The Company performs reviews on its long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may be the result of becoming obsolete from a change in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts, and other payables, accrued liabilities, and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum, which is equal to 50% of the enterprise’s PRC registered capital.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The functional currency of the Company’s wholly-owned subsidiary incorporated in Hong Kong S.A.R. is the United States dollars (US$). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, while its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2019	2018
Year-end RMB: US$ exchange rate	7.1360	6.8665
Annual average RMB: US$ exchange rate	6.8673	6.5124
Year-end HKD:US$ exchange rate	7.7872	7.8340
Annual average HKD:US$ exchange rate	7.8346	7.8370

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

Revenue

The Group adopted ASC 606 “Revenue Recognition”, and the Group applies the following five steps model in applying ASC 606:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

Rental income

The Group leases real property from real property owners, whom are typically investors interested moderate returns with steady cash flow; the Group sublets the properties that its lease from the owners to tenants with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements that group enters into, the Group acts a principal in the transaction because the Group takes the risk of loss from lack of rental income if itself has leased the property as a lessee, but has not procured a tenant to fill the vacancy; accordingly, the Group recognizes rental income using the gross method.

The Group enters into rental agreements with tenants. The agreements vary with regards to length and payment terms. The agreements may have a duration from one to five years; however, the most typical rental agreement carries a one-year term with options to renew each year, subject to the mutual consent of the Group and the tenant. The rental agreements include monthly, quarterly, semi-annually, and annually payment terms that require advance payments that recorded as liabilities until the group has met the performance obligation set forth in the contract which is the provision of space to the tenant for their use. When the performance obligations are met the Group records revenue using the straight-line method to its results of operations on a monthly basis. If certain rental agreements provide rent abatement for a certain period to induce the tenant to enter the agreement, that abatement is amortized over the life of the lease agreement.

Additionally. the Group, acting as a lessor, accounts for its leases in accordance to ASC 840. Based on the terms and conditions of the leases set forth in rental agreements. The Group has recognized the leases as operating leases. In the event that tenant terminates the lease prior to its expiration, the Group is entitled to the security deposits that tenants have deposited with the Group as early termination compensation, such termination compensation is recognize in the month that the termination transpires.

Agency income

The Group earns agency income by acting as intermediary between landlords and third-party suppliers and service providers. These transactions typically occur when the property to be leased to sublessee tenants requires improvements and remodeling of the property at the cost to the owner of the real property. The Group leverage its network and relationships to refer to interior designers and general contractors for the landlords. In these transaction, once the owner has agreed to general terms and condition set forth by the third party designers and contractors, the Group will collect the funds for the construction and design fees in advance from the owners, and then they will releases the funds to the contractors upon completion and inspection of the work by the designers and contractors and landlords. The Group typically charges a percentage of the total design and construction fees. When the Group holds the funds for these transactions, they are accounted for as liabilities, and upon completion, and funds are disbursed to the service providers, the remainder that the Group with holds as its compensation for referring the business to the service providers is recognized as revenue. In these transactions the Group recognizes revenues using the net method based on the compensation for which it is entitled as an intermediary. The Group is not responsible or liable for any warranties or defects from the design and construction work.

Property web services

Through the Group’s investment in online platform and mobile application specializing in real property ecosystem, where owner/landlords, lessee/tenants, and third party service providers such as interior designers, construction contractors, maintenance companies are given a comprehensive tool that allows owners to improve, let, and maintain their investment properties; lessees are provided a centralized platform to search for properties and enter into rental agreements, and service providers are given a marketplace to advertise and promote their products and services to owners and lessees. The Group recognize web services revenue when there is evidence in the platform’s database that a transaction has been conducted between the parties listed above, and when the funds that are collected by licensed third party financial processing networks for which the parties are prompted to pay in order to complete a transaction, are remitted back to the Group from the processing network. Remittance to the Group occurs within a few business days. The online platform typically charges 5.0% of the gross transaction amount between the parties above.

Lease

The Group sources the apartments from landlords and lease to residents. The Group also leases offices for its own use.

The Group leases apartments from landlords usually for a period of three to five years. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of 90-150 days and locks in a fixed rent for the first one or three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as accounts payable on the consolidated balance sheets.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Research and development

All research and development costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to expenses as incurred.

Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations and financial condition have been and will continue to be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporally closed our offices to adhere to the policy from February 2020 until April 2020, as required by relevant PRC regulatory authorities. Our offices are slowly reopening pursuant to local guidelines.

●	Some of our employees were in mandatory self-quarantine from January 2020 to April 2020.

●	Our customers have been negatively impacted by the outbreak, which may reduce the demand of our rental apartments. As a result, our revenue and income may be negatively impacted in 2020.

●	The situation may worsen if the COVID-19 pandemic continues. We will continue to closely monitor our collections throughout 2020.

We cannot foresee whether the outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted ASU 2016-02 on October 1, 2017 and recognize operating lease labilities with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. Accounts Receivables

	September 30, 2019	September 30, 2018
Sales of Rental Contracts	4,242,205	-
Property web services	526,584	-
Agency income	136,390	678,501
Others	8,607	7,333
Total	4,913,786	685,834
Allowance for doubtful accounts	-	-
Accounts receivables, net	4,913,786	685,834

Sales of Rental Contracts: On June 30, 2019, the Group sold the rental contracts to City Community Service Group Co. Ltd of Xian for USD 18,930,293. All of the rental contracts sold to City Community Service Group Co. Ltd of Xian are non-recourse.

4. Other Receivables

	September 30, 2019	September 30, 2018
Deposits to landlords	308,724	148,251
Advances to employees	102,313	103,810
Advances to suppliers	1,338,293	-
Others	51,368	11,807
Total	1,800,698	263,868
Allowance for doubtful accounts	-	-
Other Receivables	1,800,698	263,868

5. Other Payables and Accruals

	September 30, 2019	September 30, 2018
Tenant deposits	2,568,166	425,808
Salary payable	3,811	256,046
Decoration contractor deposits	223,838	125,162
Others	1,439,037	143,447
	4,234,852	950,463

6. Customer Advances

	September 30, 2019	September 30, 2018
Tenant rental fee advances	1,411,327	2,547,790
Landlord decoration fee advances	213,228	2,297,784
Others	793	4,369
	1,625,348	4,849,943

Tenant rental fee advances: The Group offered rental fee discount to tenants who paid the rental fee in advances in quarterly, semi-annually, and annually. Tenant rental fee advances will be recognized as revenue in a straight-line basis.

7. Revenue and Cost of Revenue

	For the years ended September 30,
	2019	2018
Revenues
Rental income	14,567,268	1,287,644
Property web services	1,302,922	-
Agency and other services	2,570,209	2,804,191
	18,440,399	4,091,835
Cost of revenue
Rental income	22,543,183	3,574,972
Property web services	311,805	-
Agency and other services	52,395	13,511
	22,907,383	3,588,484
Gross profit	(4,466,984)	503,351

8. Selling Expenses

	For the years ended September 30,
	2019	2018
Commission to external salesperson	1,318,179	1,290
Advertising fee	221,230	144,804
Rent	158,940	-
Repair and maintenance fee	72,683	10,848
Salary expenses	54,043	502,807
Administrative expenses	24,797	194,413
Others	224,981	59,352
	2,074,853	913,514

9. General and Administrative Expenses

	For the years ended September 30,
	2019	2018
Salary expenses	2,041,530	542,703
Rent	608,855	61,134
Professional fee	308,912	-
Office equipment rental expenses	253,148	19,703
Repair and maintenance fee	251,083	-
Advertising fee	179,330	119,361
Administrative expenses	162,295	165,112
Others	637,031	320,766
	4,442,184	1,228,779

10. Other Income

	For the years ended September 30,
	2019	2018
Sales of rental contracts	18,930,293	-
Decoration delay penalty income	808,499	145,715
	19,738,792	145,715

11. Related Party Transactions

Name of related party	Relationship
Ning Wen	Founder and CEO of the Group
Jin Xing	An executive of a subsidiary
Chengcheng Real Estate Co., Ltd (i)	An entity controlled by Founder and CEO of the Group
Sancai Group Co., Ltd	An entity controlled by Founder and CEO of the Group
Dongyan Bai	Spouse of Founder and CEO of the Group

(i) Chengcheng Real Estate Co., Ltd ceased to be a related party of the Group in May 2019.

At September 30, 2019 and 2018, the Company lent funds to the following related parties; these loans were unsecured and non-interest bearing.

	As of September 30,
	2019	2018
Ning Wen	5,749,812	3,246,678
Jin Xing	-	68,429
Chengcheng Real Estate Co., Ltd	-	812,271
Sancai Group Co., Ltd	-	58,254
	5,749,812	4,185,632

At September 30, 2019 and 2018, the Company owed funds to the following related parties; these loans were unsecured and non-interest bearing.

	As of September 30,
	2019	2018
Dongyan Bai	-	3,015
	-	3,015

12. Operating Lease Commitments

The Group has entered into lease agreements for rental apartments which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2019 were as follows:

2020	4,527,344
2021	4,510,891
2022	2,419,212
2023	518,002
2024	157,476
Thereafter	124,465
Total lease payments	12,257,389

Less: interest	(461,471)
Present value of lease liabilities	11,795,918

The Group has also entered into lease agreements for two offices. Such leases are classified as operating leases. The commenced date of the first lease was September 1, 2018 and the date of expiration is August 31, 2028. The commenced date of the second lease was January 1, 2019 and the date of expiration is June 30, 2028. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2019 were as follows:

2020	58,697
2021	62,471
2022	69,428
2023	72,898
2024	77,424
Thereafter	354,425
Total lease payments	695,343

Less: interest	(26,178)
Present value of lease liabilities	669,165

13. Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

The Company and its subsidiary formed in the Cayman Islands and the Republic of Seychelles are not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the special administrative region. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for to carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 at September 30, 2019 and 2018.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Tax expense is comprised of the following:

	As of September 30,
	2019	2018
Current tax	2,151,374	-
Deferred tax	-	-
Total	2,151,374	-

The tax charge for the year can be reconciled to the income per the consolidated statements of operations and comprehensive income as follows:

	As of September 30,
	2019	2018
Income (loss) before tax	8,609,032	(1,492,683)
Tax calculated at domestic tax rates applicable to profits in PRC (2019 and 2018: 25%)	2,152,258	(373,171)
Tax effect of tax loss of tax-exempt entities	(884)	373,171
Total	2,151,374	-

14. Risks

A.	Credit risk

The Company’s deposits are made with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss of the banks become insolvent.

Since the Company’s inception, the age of account receivables has been less than one year indicating that the Company is subject to minimal risk borne from credit extended to customers.

b.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

15. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

In between October and December 2019, the account receivables of sales of rental contracts of $4,242,205 are fully collected by the Group.

In October 2019, the platform management service fee of $526,584 are fully collected by the Group.

In December 2019, the advances to suppliers of $1,338,293 are fully refunded to the Group.

In June 2020, the related party, Ning Wen (founder and CEO of the Group), has returned $5,650,259 to the Group.

[●] Ordinary Shares

SANCAI HOLDING GROUP LTD

[-underwriter-]

June 30, 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provide for indemnification by the underwriter of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriter furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Sancai Holding Group Ltd was incorporated on July 9, 2019. The subscriber received 1 founder shares of our company upon incorporation. On the same day, the subscriber entered into certain equity interest transfer agreements with Fancy Dream Limited and transferred to Fancy Dream Limited the founder share. The transaction was not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

In connection with the incorporation, on July 9, 2019, Sancai Holding Group Ltd issued 31,499, 10,000, 6,500 and 2,000 founders shares, respectively to Fancy Dream Limited, Lucky Bunny Limited, Superexcellence Limited, and Hippogriff Limited. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [*], People’s Republic of China, on June 30, 2020.

Sancai Holding Group Ltd Co., Ltd.

By:
Ning Wen
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Chief Executive Officer and Sole Director	June 30, 2020
Ning Wen

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of [●], [●], on [●], 2020.

By:
[●]
Authorized Representative in the United States

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement *
3.1	Memorandum and Articles of Association †
4.1	Specimen Certificate for Ordinary Share *
5.1	Opinion of [●] regarding the validity of the ordinary shares being registered *
8.1	Opinion of B&D Law Firm regarding certain PRC tax matters (including in Exhibit 99.1) *
10.1	Business Operation Agreement by and among Xi’an Minglan Management Co., Ltd., Sancaijia Co., Ltd. and its shareholders dated February 25, 2020 †
10.2	Shareholder Voting Proxy Agreement by and among Xi’an Minglan Management Co., Ltd., Sancaijia Co., Ltd. and its shareholders dated February 25, 2020 †
10.3	Equity Pledge Agreement by and among Xi’an Minglan Management Co., Ltd., Sancaijia Co., Ltd. and its shareholders dated February 25, 2020 †
10.4	Exclusive Technical Consultation and Service Agreement by and between Xi’an Minglan Management Co., Ltd. and Sancaijia Co., Ltd. dated February 25, 2020 †
10.5	Exclusive Call Option Agreements by and among Xi’an Minglan Management Co., Ltd., Sancaijia Co., Ltd. and its shareholders dated February 25, 2020 †
10.6	Form of Spousal Consent Letter †
10.7	Summary Translation of Employment Agreement by and between the Registrant and Ning Wen *
14.1	Code of Business Conduct and Ethics *
21.1	List of Subsidiaries †
23.1	Consent of WWC.P.C. †
23.2	Consent of [●] (included in Exhibit 5.1) *
23.3	Consent of B&D Law Firm (included in Exhibit 99.1) *
99.1	Opinion of B&D Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters *

†	Filed herewith.

*	To be filed